Exhibit 99.3

DATED  June 30, 2003

STOLT COMEX SEAWAY FINANCE B.V.

(as borrower)

- and -

STOLT OFFSHORE S.A.

(as guarantor)

- and -

CITIBANK N.A.

DEN NORSKE BANK ASA

HSBC BANK PLC

ING CAPITAL LLC

NORDEA BANK NORGE ASA

(GRAND CAYMAN BRANCH)

and

VEREINS-UND WESTBANK AKTIENGESELLSCHAFT

(as banks)

- and -

NORDEA BANK NORGE ASA

(GRAND CAYMAN BRANCH)

(as facility agent and security trustee)

DEED OF AMENDMENT

AND RESTATEMENT

DEED OF AMENDMENT AND RESTATEMENT

DATED    June 30, 2003

BETWEEN

(1)           STOLT COMEX SEAWAY FINANCE B.V. which is a company incorporated according to the law of The Netherlands with its registered office at Karel Doormanweg 25, 3115 JD Schiedam, The Netherlands (the “Borrower”); and

(2)           STOLT OFFSHORE S.A.  which is a company incorporated according to the law of Luxembourg with its registered office at 26 rue Louvigny L-1946 Luxembourg (the “Guarantor”); and

(3)           the banks and financial institutions listed in Schedule 1, each acting through its office at the address indicated against its name in Schedule 1 (together “the Banks” and each a “Bank”); and

(4)           NORDEA BANK NORGE ASA, Grand Cayman Branch acting as facility agent and security trustee through its office at 437 Madison Avenue, 21st Floor, New York, New York 10022, United States of America (in that capacity “the Agent”).

WHEREAS

(A)          By a loan facility agreement dated 9 July 2002 (the “Original Agreement”) as amended by a first supplemental agreement dated 3 January 2003 (the “First Supplement” and together with the Original Agreement the “Facility Agreement”) made between the same parties which are a party to this Deed, the Banks made a multi-currency revolving loan facility of up to $100,000,000 (the “Facility”) available to the Borrower upon the terms and subject to the conditions contained in the Facility Agreement.

(B)           The Borrower and the Guarantor have requested that (i) the Banks convert part of the Facility into a bank guarantee/letter of credit facility in an amount of up to forty five million Dollars ($45,000,000) (the “Guarantee Facility”) and (ii) the Banks consent to the wavier and amendment of certain of the financial covenants and calculations contained in the Facility Agreement as set out in a letter from the Borrower to the Agent dated 22 May 2003 (the “Request”).

(C)           The purpose of this Deed is to (i) set out the terms and conditions upon which the Agent and the Banks are willing to give their consent to (a) convert part of the Facility into a Guarantee Facility and (b) the Request and (ii) amend and restate the Facility Agreement each subject to and upon the terms and conditions contained in this Deed.

IT IS AGREED THAT:-

1              INTERPRETATION AND DEFINITIONS

1.1           Terms defined in the Facility Agreement will bear the same meanings when used in this Deed unless otherwise defined or the context requires otherwise.

1.2           In this Deed:-

1.2.1        “Additional Subordinated Debt” means the contribution by SNSA of fifty million Dollars ($50,000,000) into the Guarantor either by means of equity or Subordinated Debt which if contributed by way of Subordinated Debt (i) shall be in addition to the Subordinated Debt permitted by Clause 12.2.20 of the Original Agreement; (ii) shall not be repayable until 31 July 2006; (iii) shall not, until the end of the Facility Period, allow for the payment of interest until the ratio of Consolidated Debt to EBITDA is not more than  3.5:1 for three consecutive fiscal quarters (the “Ratio”); (iv) interest may be paid on such Subordinated Debt where the Ratio is satisfied but shall not exceed LIBOR plus four point two five per cent (4.25%); and (v) may be convertible into equity; and

1.2.2        “Mortgage Addenda” means together (i) an Addendum to the Mortgage in relation to m.v. “DB 801” dated 11 July 2002 as previously amended by an addendum thereto dated 7 January 2003 and (ii) an Addendum to the Mortgage in relation to m.v. “POLARIS” dated 11 July 2003 as previously amended by an addendum thereto dated 7 January 2003; and

1.2.3        “Effective Date” means the date on which the Agent certifies to the Banks in writing that the conditions precedent set forth in Clause 4 have been fully complied with, in form and substance satisfactory to the Agent in its discretion; and

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1.2.4        “Managers’ Confirmation Letter” means the confirmation letter to the executed by the Managers in the form set out in Schedule 3; and

1.2.5        “New Security Documents” means the Managers Confirmation Letter, the Shipowning Guarantor’s Confirmation Deed, the SNSA Guarantee and the Mortgage Addenda; and

1.2.6        “Shipowning Guarantor’s Confirmation Deed” means the confirmation deed to be executed by the Shipowning Guarantor in the form set out in Schedule 2; and

1.2.7        “SNSA Guarantee” means the joint and several guarantee and indemnity of SNSA and Stolt-Nielsen Transportation Group Ltd of Liberia (“SNTG”) to be executed in favour of the Agent; and

1.2.8        “this Deed” means this Deed, its Recitals, its Schedules and the Appendix.

1.3           In this Deed, each reference to:-

1.3.1        any party to this Deed is, where the context so admits, deemed to include a reference to its successors, assigns and/or transferees;

1.3.2        any document (including this Deed) is deemed to include a reference to that document as amended, novated, supplemented, substituted or replaced from time to time;

1.3.3        Recitals, Clauses, Schedules and the Appendix are references to recitals and clauses of, and schedules and the appendix to this Deed;

1.3.4        the singular, where the context so admits, is deemed to include the plural and vice versa; and

1.3.5        a person is deemed to include a reference to a company, partnership, unincorporated body and any other entity and vice versa.

1.4           The title of any provision of this Deed shall not affect the meaning of that or any other provision.

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2              CONSENT OF BANKS

2.1           Subject to the terms of this Deed and with effect from the Effective Date the Banks consent to (i) the conversion of part of the Facility into the Guarantee Facility and (ii) the Request subject to and upon the terms and conditions contained in the amended and restated Facility Agreement attached as the Appendix to this Deed.

3              AMENDMENT AND RESTATEMENT ON EFFECTIVE DATE

With effect from the Effective Date:-

3.1           the Facility Agreement shall be read and construed as if all references in the Facility Agreement to “this Agreement” and the Facility Agreement howsoever otherwise referred to, were references to the Facility Agreement as amended and restated by this Deed; and

3.2           all references to the Facility Agreement howsoever otherwise referred to or defined, in each of the Security Documents, were references to the Facility Agreement as amended and restated by this Deed; and

3.3           the Facility Agreement shall be amended and restated in the form set out in the Appendix to this Deed.

4              CONDITIONS PRECEDENT/CONDITIONS SUBSEQUENT

4.1           Conditions Precedent  Before the Effective Date can occur the Borrower and the Guarantor shall deliver or cause to be delivered to or to the order of the Agent the following documents and evidence:-

4.1.1        Evidence of incorporation  Such evidence as the Agent may reasonably require that each Security Party, SNSA and SNTG was duly incorporated in its country of incorporation and remains in existence and, where appropriate, in good standing, with power to enter into, and perform its obligations under, this Deed and those of the New Security Documents to which it is, or is intended to be, a party, including (without limitation) either a copy, certified by a director or an officer of the Security Party in question, SNSA or SNTG as true, complete, accurate and unamended, of all documents establishing or limiting the constitution of each Security

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Party, SNSA and SNTG or, in respect of any Security Party, a certificate confirming that the constituting documents of that Security Party delivered to the Agent pursuant to clause 3.1.1 of the Original Agreement remain unamended and in full force and effect.

4.1.2        Corporate authorities  A copy, certified by a director or the secretary of the Security Party in question, SNSA or SNTG as true, complete, accurate and neither amended nor revoked, of a resolution of the directors and (other than SNSA and the Guarantor) a resolution of the shareholders of each Security Party, SNSA and SNTG (together, where appropriate, with signed waivers of notice of any directors’ or shareholders’ meetings) approving, and authorising or ratifying the execution of, this Deed and the New Security Documents to which that Security Party, SNSA or SNTG is or is intended to be a party and all matters incidental thereto.

4.1.3        Officer’s certificate  A certificate (i) signed by a duly authorised officer of each of the Security Parties, SNSA and SNTG setting out the names of the directors, officers and shareholders of that Security Party, SNSA and SNTG and (ii) issued by each Security Party’s, SNSA’s and SNTG’s company registry confirming due incorporation and valid existence and (when such information is maintained by the registry) the names of its directors and shareholders.

4.1.4        Power of attorney  The power of attorney (notarially attested and legalised, if necessary for registration purposes) of each of the Security Parties, SNSA and SNTG under which any documents are to be executed or transactions undertaken by that Security Party, SNSA or SNTG together with copies of the passports of those persons who are signing the New Security Documents pursuant to such powers of attorney.

4.1.5        This Deed/the New Security Documents  This Deed and the New Security Documents, together with all notices and other documents required by any of them, duly executed together with evidence of the registration of the Mortgage Addenda at the Panamanian Ship Registry.

4.1.6        Process agent  A letter from Stolt-Nielsen Limited accepting their appointment by each of the Security Parties, SNSA and SNTG as agent

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for service of Proceedings pursuant to this Deed, the Facility Agreement as amended and restated by this Deed and the New Security Documents.

4.1.7        Legal opinions  Confirmation satisfactory to the Agent that all legal opinions required by the Agent on behalf of the Banks will be given substantially in the form required by the Agent on behalf of the Banks.

4.1.8        SNSA Liquidity Line  Evidence that SNSA’s Liquidity Line has been extended and (i) is available to members of the SO Group until 30 November 2004 and (ii) is fully subordinated to the Facility and the Guarantee Facility upon terms and conditions acceptable to the Agent.

4.1.9        Additional Subordinated Debt  Evidence that the Additional Subordinated Debt has been contributed by SNSA into the Guarantor.

4.1.10      Amendment Fee  Payment to the Agent on behalf of the Banks of an amendment fee equal to nought point three five per cent (0.35%) of the amount of the Total Facility.

4.2           Conditions Subsequent  The Borrower and the Guarantor undertake to deliver or to cause to be delivered to the Agent on, or as soon as practicable after, the Effective Date (unless otherwise specified below), the following additional documents and evidence:-

4.2.1        Tom Ehret’s Blueprint  On or before 31 July 2003, a copy of the business plan referred to as “Tom Ehret’s blueprint”.  After delivery of the above business plan the Borrower and the Guarantor agree that the Banks shall have the right to conduct an independent review of “Tom Ehret’s blueprint”, such review not to create substantial interference with the business of the SO Group, for which purpose the Agent may engage third parties at the reasonable cost and expense of the Guarantor.  A copy of any report prepared by any such third party shall be delivered to the Borrower.

4.2.2        Legal opinions  Such legal opinions as the Agent on behalf of the Banks shall require pursuant to Clause 4.1.7.

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4.2.3        Companies Act registrations  Evidence that the prescribed particulars of the relevant New Security Documents have been delivered to the Registrar of Companies of England and Wales within the statutory time limit.

4.2.4        Permanent Registration of Mortgage Addenda  Evidence that the Mortgage Addenda have been permanently registered at the Ship Registry in Panama within four (4) months of the date of this Deed.

4.3           Event of Default  The parties to this Deed agree that clause 14.2.8 of the Facility Agreement shall apply mutatis mutandis to the conditions set out in Clause 4.2 with all attendant consequences.

5              FURTHER ASSURANCES

The parties to this Deed undertake to execute or sign any further documents and to do anything which the Finance Parties may require to ensure that this Deed is fully implemented.

6              CONTINUING EFFECT

The parties to this Deed agree that, except as amended and restated by this Deed, the provisions of the Facility Agreement and their respective rights and obligations under them will remain in full force and effect.

7              NO WAIVER

7.1           Save to the extent specifically referred to in this Deed, nothing contained in this Deed shall be construed as a waiver, variation or amendment to any provision of the Facility Agreement.

8              REPRESENTATIONS

Each of the Borrower and the Guarantor represents and warrants to the Finance Parties that it has the power to enter into and has duly authorised the execution and delivery of this Deed and the performance of this Deed and the Facility Agreement as amended and restated by this Deed.

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9              MISCELLANEOUS

The provisions of clauses 16 (Assignment and Sub-participation), 18 (Communications), 19.2 (Costs and Expenses) and 20 (Miscellaneous) of the Facility Agreement will apply mutatis mutandis to this Deed as if references in such clauses to the Facility Agreement were references to this Deed.

10           LAW AND JURISDICTION

This Deed is governed by and will be construed in accordance with English law.  The provisions of clause 21 (Law and Jurisdiction) of the Facility Agreement will apply mutatis mutandis to this Deed as if references in such clauses to the Facility Agreement were references to this Deed.

This Deed was duly signed as a deed and delivered on the date which first appears on page 1.

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SIGNED by	/s/ SHEILA OBHRAI )
duly authorised for and on behalf	)
of NORDEA	)
BANK NORGE ASA,	)
GRAND CAYMAN BRANCH	)
(as a Bank)	)
in the presence of:- EMMA SHEPHERD	)

SIGNED by	/s/ CHARLES R. DELAMATER )
duly authorised for and on behalf	)
of CITIBANK NA	)
(as a Bank))
in the presence of:-	/s/ CLAUDIO MATOS )

SIGNED by	/s/ SHEILA OBHRAI )
duly authorised for and on behalf	)
of DEN NORSKE BANK ASA	)
(as a Bank))
in the presence of:- EMMA SHEPHERD	)

SIGNED by	/s/ HC Lutener )
duly authorised for and on behalf	)
of HSBC BANK PLC	)
(as a Bank))
in the presence of:-)

SIGNED by	/s/ RONALD SCHERPENHUIJSEN ROM )
duly authorised for and on behalf	)
of ING CAPITAL LLC	)
(as a Bank))
in the presence of:- EMMA SHEPHERD	)

SIGNED by	/s/ SHEILA OBHRAI )
duly authorised for and on behalf	)
of VEREINS- UND WESTBANK	)
AKTIENGESELLSCHAFT	)
(as a Bank))
in the presence of:- EMMA SHEPHERD	)

SIGNED by	/s/ SHEILA OBHRAI )

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duly authorised for and on behalf	)
of NORDEA	)
BANK NORGE ASA,	)
GRAND CAYMAN BRANCH	)
(as an facility agent and security trustee))
in the presence of:- EMMA SHEPHERD	)

SIGNED, SEALED AND DELIVERED	)
as a Deed by	/s/ JOLANNE LE-FAYE	)
duly authorised attorney for and on behalf	)
of STOLT COMEX SEAWAY	)
FINANCE B.V.	)
in the presence of:- EMMA SHEPHERD	)

SIGNED by	/s/ JOLANNE LE-FAYE	)
duly authorised for and on behalf	)
of STOLT OFFSHORE S.A.	)
in the presence of:- EMMA SHEPHERD	)

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APPENDIX

Amended and Restated Facility Agreement

(This is the form of the amended and restated facility agreement dated 9 July 2002 as amended and restated on the Effective Date (as defined in the deed of amendment and restatement to which this is an appendix)

DATED 9 July 2002

STOLT COMEX SEAWAY FINANCE B.V.

(as borrower)

- and -

STOLT OFFSHORE S.A.

(as guarantor)

- and -

CITIBANK N.A.

DEN NORSKE BANK ASA

HSBC BANK PLC

ING CAPITAL LLC and

NORDEA BANK NORGE ASA,

Grand Cayman Branch

(as banks)

- and -

NORDEA BANK NORGE ASA,

Grand Cayman Branch

(as facility agent and security trustee)

US$55,000,000 SECURED

MULTI-CURRENCY REVOLVING LOAN

FACILITY and US$45,000,000

BANK GUARANTEE FACILITY AGREEMENT

STEPHENSON HARWOOD

One, St. Paul’s Churchyard

London  EC4M 8SH

Tel: 020 7329 4422

Fax: 020 7606 0822

(Ref: 822/268)

SCHEDULE 1	94
The Banks, the Commitments the Guarantee Commitments and the Proportionate Shares	94

SCHEDULE 2	96
The Shipowning Guarantors and the Vessels	96

SCHEDULE 3	97

SCHEDULE 4	100
Form of Transfer Certificate	100

APPENDIX A	105

APPENDIX B	106

APPENDIX C	107

APPENDIX D	110
PART A	110
Subordinated Note	110

APPENDIX E	118
Disclosure Letter	118

APPENDIX F	119
Issue Request	119

APPENDIX G	120
Liquidity Line	120

LOAN FACILITY AGREEMENT

Dated: 9 July 2002

BETWEEN:-

(1)           STOLT COMEX SEAWAY FINANCE B.V. which is a company incorporated according to the law of The Netherlands with its registered office at Karel Doormanweg 25, Schiedam, 311 5JD, The Netherlands (the “Borrower”); and

(2)           STOLT OFFSHORE S.A.  which is a company incorporated according to the law of Luxembourg with its registered office at 26 rue Louvigny, L-1946 Luxembourg (the “Guarantor”); and

(3)           the banks and financial institutions listed in Schedule 1, each acting through its office at the address indicated against its name in Schedule 1 (together “the Banks” and each a “Bank”); and

(4)           NORDEA BANK NORGE ASA, Grand Cayman Branch, acting as facility agent and security trustee through its office at 437 Madison Avenue, 21st Floor, New York, New York 10022, United States of America (in that capacity “the Agent”).

WHEREAS:-

(A)          Each of the Vessels is registered in the name and ownership of the Shipowning Guarantor under the flag of the country indicated in Schedule 2.

(B)           Each of the Banks has agreed to make available to the Borrower its respective Commitment of an aggregate principal amount not exceeding fifty five million Dollars ($55,000,000) or the Equivalent Amount in a Permitted Currency or Permitted Currencies (as appropriate) in order to allow the Borrower and/or other members of the SO Group to recoup costs expended in funding the acquisition of the Vessels and other acquisitions and capital expenditure made since 22 September 2000 or to be made in the future.

(C)           Each of the Banks at the request of (inter alios) the Borrower and the Guarantor has  agreed to (i) make available its respective Guarantee Commitment of an aggregate amount not exceeding forty five million Dollars ($45,000,000) or the Equivalent Amount in a Permitted Currency or Permitted Currencies and assume its Proportionate Share of the Bank’s Obligations and (ii) indemnify the Agent in respect of any Bank Guarantees issued by the Agent to support certain performance obligations of members of the SO Group in connection with certain contractual arrangements entered into or to be entered into by members of the SO Group in the ordinary course of business subject to and upon the terms and conditions contained in this Agreement.

IT IS AGREED  as follows:-

1              Definitions and Interpretation

1.1           Definitions

In this Agreement:-

1.1.1        “the Address for Service” means c/o Stolt Offshore M.S. Limited of 1st Floor, Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex TW16 7HT, England or, in relation to any of the Security Parties, such other address in England and Wales as that Security Party may from time to time designate by no fewer than ten Business Days’ written notice to the Agent.

1.1.2        “Additional Permitted Indebtedness” has the meaning ascribed to it in Clause 12.3.1(f).

1.1.3        “the Administration” has the meaning given to it in paragraph 1.1.3 of the ISM Code.

1.1.4        the “Advance Date”, in relation to any Drawing, means the date on which that Drawing is advanced by the Banks to the Borrower pursuant to Clause 2.

1.1.5        “the Assignments” means the deeds of assignment of the Insurances, Earnings and Requisition Compensation in respect of each Vessel referred to in Clause 10.2 (each an “Assignment”).

1.1.6        “Bank Guarantees” means the bonds, guarantees or letters of credit each issued in a Permitted Currency in respect of certain performance obligations of members of the SO Group, expiring on or before 30 October 2006, in a form acceptable to and approved by the Agent in its absolute discretion (each a “Bank Guarantee”).

1.1.7        “Bank Guarantee Outstandings” means any time the total amount actually or contingently payable by the Agent under or pursuant to the Bank Guarantees issued by the Agent.

1.1.8        “Bank’s Obligations” means all liabilities and obligations of the Agent under or pursuant to the Bank Guarantees or under or pursuant to any renewal, extension or variation of any Bank Guarantee, and all liabilities and obligations undertaken by the Agent to any of its subsidiaries, affiliates or correspondents in respect of the Bank Guarantees or any renewal, extension or variation of the Bank Guarantees or any of them.

1.1.9        “the Borrower’s Obligations”  means all of the liabilities and obligations of the Borrower to the Finance Parties under or pursuant to the Borrower’s Security Documents, whether actual or contingent, present or future, and whether incurred alone or jointly or jointly and severally with any other and in whatever currency, including (without limitation) interest, commission and all other charges and expenses.

1.1.10      “the Borrower’s Security Documents” means those of the Security Documents to which the Borrower is or is to be a party.

1.1.11      “Break Costs” means all documented costs, losses, premiums or penalties incurred by any of the Finance Parties in the circumstances contemplated by Clause 19.4 or as a result of any of them receiving any prepayment of all or any part of the Facility (whether pursuant to Clause 6.2 or otherwise) or any other payment under or in relation to the Security Documents on a day other than the due date for payment of the sum in question, and includes (without limitation) any losses or costs incurred in liquidating or re-employing deposits from third parties acquired to effect or maintain the Facility, and any liabilities, expenses or losses incurred by any of the Finance Parties in terminating or reversing, or otherwise in connection with, any interest rate and/or currency swap, transaction or arrangement entered into by any of the Finance Parties to hedge any exposure arising under this Agreement, or in terminating or reversing, or otherwise in connection with, any open position arising under this Agreement.

1.1.12      “Business Day” means (a) a day on which banks are open for the transaction of business of the nature contemplated by this Agreement (and not authorised by law to close) in New York City, United States of America; London, England; Oslo, Norway; and (b) in relation to the determination of interest rates for euros only, a day on which the Trans-European Automated Real Time Gross Settlement Express System (TARGET) is operating.

1.1.13      “Certificate of Compliance”  means a certificate materially in the form set forth in Schedule 3, signed by the finance director or similar officer of the Guarantor.

1.1.14      “Change of Control” means that SNSA shall cease, for any reason whatsoever, to own or control directly or indirectly, shares of the Guarantor representing at least 30% of all votes capable of being represented in any shareholders’ meeting of the Guarantor or if any shareholder or group of shareholders acting in concert outside SNSA at any time own or control, directly or indirectly, more of the issued voting shares determined, on a per vote basis, of the Guarantor than those owned by SNSA.

1.1.15      “Commitment” means, in relation to each Bank, the amount of the Facility which that Bank agrees to advance to the Borrower as its several liability as indicated against the name of that Bank in Schedule 1, as reduced from time to time in accordance with Clause 2.13, Clause 2.14 and/or Clause 2.15 (as the case may be) or, where the context permits, the amount of the Facility advanced by that Bank and remaining outstanding.

1.1.16      “Commitment Commission” means the commitment commission to be paid by the Borrower to the Agent pursuant to Clause 9.2.

1.1.17      a “Communication” means any notice, approval, demand, request or other communication from one party to this Agreement to any other party to this Agreement.

1.1.18      “the Communications Address” means c/o Stolt Offshore M.S. Limited of 1st Floor, Dolphin House, Windmill Road, Sunbury-on-Thames,

Middlesex TW16 7HT, England, fax no: +(44) 1932 773701 marked for the attention of Jolanne Le-Faye.

1.1.19      “the Company” means, in relation to either Vessel and at any given time, the company responsible for the Vessel’s compliance with the ISM Code pursuant to paragraph 1.1.2 of the ISM Code.

1.1.20      “Consolidated Debt” means for the Guarantor and its Subsidiaries (on a consolidated basis) at any time, the aggregate value of (i) notes payable (whether promissory notes or otherwise), plus (ii) long–term debt (including current portion of long-term debt), plus (iii) capitalised lease obligations on behalf of third parties and all contingent liabilities related to debt and capital lease obligations which, according to US GAAP, are considered probable and estimable, plus (iv) subordinated debt, less (v) the amount of debt for which there is a restricted cash deposit which will repay all or part of such financial debt obligation.

1.1.21      “Consolidated Tangible Net Worth” means for the Guarantor and its Subsidiaries (on a consolidated basis) at any time (a) the sum, to the extent shown on the Guarantor’s consolidated balance sheet, of (i) the amount of issued and outstanding share capital, less the cost of treasury shares, plus (ii) the amount of surplus and retained earnings, less (b) intangible assets as determined in accordance with US GAAP.

1.1.22      “converted” means actually or notionally (as the case may require) converted by the Agent, at the rate at which the Agent, in accordance with its usual practice, is able in the London Interbank market to purchase the Permitted Currency in which the Facility or part thereof is then denominated with the Permitted Currency in which the Facility or part thereof is to be denominated, on the second Business Day before the value date for that conversion pursuant to Clause 5, and the words “convert” and “conversion” shall be interpreted accordingly.

1.1.23      “Currency of Account” means, in relation to any payment to be made to a Finance Party pursuant to any of the Security Documents, the currency in which that payment is required to be made by the terms of the relevant Security Document.

1.1.24      “Default Rate” means the rate which is the aggregate of (i) one per centum (1%) per annum (ii) the applicable Margin and applicable Premium, above LIBOR and (iii) the Mandatory Cost.

1.1.25      “DOC” means a valid Document of Compliance issued for the Company by the Administration pursuant to paragraph 13.2 of the ISM Code.

1.1.26      “Dollars” and “$” each means available and freely transferable and convertible funds in lawful currency of the United States of America.

1.1.27      “Drawdown Notice” means a notice complying with Clause 2.3.

1.1.28      “Drawing” means a part (or, if requested and available, all) of the Facility advanced by the Banks to the Borrower in accordance with Clause 2.

1.1.29      “Earnings” means all hires, freights, pool income and other sums payable to or for the account of the Shipowning Guarantor in respect of the Vessels including (without limitation) all remuneration for salvage and towage services, demurrage and detention moneys, contributions in general average, compensation in respect of any requisition for hire and damages and other payments (whether awarded by any court or arbitral tribunal or by agreement or otherwise) for breach, termination or variation of any contract for the operation, employment or use of the Vessels.

1.1.30      “EBITDA” means the consolidated earnings of the Guarantor and its Subsidiaries before interest, Taxes, depreciation and amortisation, at any time during the Facility Period as determined in accordance with US GAAP, calculated on a pro forma basis to include acquisitions.

1.1.31      “Encumbrance” means any mortgage, charge, pledge, lien, assignment, hypothecation, preferential right, option, title retention or trust arrangement or any other agreement or arrangement which, in any of the aforementioned instances, has the effect of creating security.

1.1.32      “Equivalent Amount” means the amount of any Permitted Currency converted from the relevant amount of Dollars.

1.1.33      “euro” means the currency of participating Member States of the European Monetary Union, pursuant to Council Regulation (EC) 974/98 of 3 May 1998, (as changed from time to time by the European Communities).

1.1.34      “Event of Default” means any of the events set out in Clause 14.2.

1.1.35      “Execution Date” means the date on which this Agreement is executed by each of the parties thereto.

1.1.36      “the Existing Loan” means the aggregate total amount outstanding under the Existing Loan Agreement.

1.1.37      “Existing Loan Agreement” means the $440,000,000 multicurrency revolving credit agreement dated 22 September 2000 as amended made between (inter alios) the Borrower as borrower, Stolt Offshore SA as guarantor, the Banks and others, as lenders, Den norske Bank ASA as facility agent and security trustee and Den norske Bank ASA and others as arrangers.

1.1.38      “Facility” means the multi-currency revolving credit facility made available by the Banks to the Borrower pursuant to this Agreement.

1.1.39      “the Facility Outstandings” at any time means the total of all Drawings made at that time, to the extent not reduced by repayments, prepayments and voluntary reductions.

1.1.40      “the Facility Period” means the period beginning on the Execution Date and ending on the date when the whole of the Indebtedness has been repaid in full and the Borrower has ceased to be under any further actual or contingent liability to the Finance Parties under or in connection with the Security Documents.

1.1.41      “the Fee Letter” means the letter (in the form attached at Appendix F) and the summary of terms from the Agent and the Banks as agreed and accepted by the Borrower and the Guarantor setting out certain fees, commissions and other sums payable by the Borrower in connection with the Facility.

1.1.42      “55 Guarantee Facility Agreement” means the $55,000,000 guarantee facility agreement proposed to be entered into between (inter alios) the

Borrower, the Guarantor and Den norske Bank ASA as agent as contemplated in the information package delivered by the Borrower to the Agent on 14 May 2003.

1.1.43      “the Finance Parties” means the Banks and the Agent.

1.1.44      “First Reduction Date” means the date falling eighteen (18) months after the Execution Date.

1.1.45      “the Guarantee” means the guarantee and indemnity of the Guarantor contained in Clause 8.

1.1.46      “Guarantee Commission” means the guarantee commission to be paid by the Borrower to the Agent pursuant to Clause 9.3.

1.1.47      “Guarantee Commitment” means, in relation to each Bank, the amount of the Guarantee Facility which that Bank agrees to reimburse to the Agent as its several liability as indicated against the name of that Bank in Schedule 1, as reduced from time to time in accordance with Clause 2.13, Clause 2.14 and/or Clause 2.15 (as the case may be).

1.1.48      “Guarantee Facility” means the bank guarantee issuance facility made available by the Agent and the Banks to the Borrower pursuant to this Agreement.

1.1.49      “Guarantee Facility Amount” means the amount of the aggregate Guarantee Commitments (stated in Dollars) subject to any reductions effected in accordance with Clause 2.13, 2.14 and/or 2.15.

1.1.50      “Guarantee Termination Date” means 9 July 2006.

1.1.51      “the Guarantor’s Liabilities”  means all of the liabilities and obligations of the Guarantor to the Finance Parties under or pursuant to the Guarantee whether actual or contingent, including (without limitation) Interest.

1.1.52      “the Indebtedness” means the Facility Outstandings; the Bank Guarantee Outstandings; all other sums of any nature including costs (together with all interest on any of those sums) which from time to time may be payable by the Borrower to the Finance Parties or any of them pursuant to the

Security Documents and the Fee Letter whether actually or contingently, present or future; any damages payable as a result of any breach by the Borrower of any of the Security Documents; and any damages or other sums payable as a result of any of the obligations of the Borrower under or pursuant to any of the Security Documents being disclaimed by a liquidator or any other person, or, where the context permits, the amount thereof for the time being outstanding.

1.1.53      an “Instructing Group” means any one or more Banks whose combined Proportionate Shares equal or exceed sixty per centum (60%).

1.1.54      “Insurances” means all policies and contracts of insurance (including but not limited to hull and machinery, all entries in protection and indemnity or war risks associations) which are from time to time taken out or entered into in respect of or in connection with the Vessels or their increased value and (where the context permits) all benefits thereof, including all claims of any nature and returns of premium.

1.1.55      “Interest”  means interest at the Default Rate.

1.1.56      “Interest Payment Date” means each date for the payment of interest in accordance with Clause 7.

1.1.57      “Interest Period” means each interest period selected by the Borrower or agreed by the Agent pursuant to Clause 7.

1.1.58      “the ISM Code” means the International Management Code for the Safe Management of Ships and for Pollution Prevention, as adopted by the Assembly of the International Maritime Organisation on 4 November 1993 by resolution A.741 (18) and incorporated on 19 May 1994 as chapter IX of the Safety of Life at Sea Convention 1974.

1.1.59      “the Issue Date”, in relation to any Bank Guarantee, means the date on which that Bank Guarantee is issued by the Agent pursuant to Clause 2.

1.1.60      “Issue Request” means a notice complying with Clause 2.10.

1.1.61      “law” means any law, statute, treaty, convention, regulation, instrument or other subordinate legislation or other legislative or quasi-legislative rule or measure, or any order or decree of any government, judicial or public or other body or authority, or any directive, code of practice, circular, guidance note or other direction issued by any competent authority or agency (whether or not having the force of law).

1.1.62      “LIBOR” means the rate, rounded to the nearest four decimal places downwards (if the digit displayed in the fifth decimal place is 1,2,3 or 4) or upwards (if the digit displayed in the fifth decimal place is 5,6,7,8 or 9) displayed on the telerate page 3750 or, as the case may be, 3740 (or such other page or pages which replace(s) either such page for the purposes of display offered rates of leading banks, for deposits in the Currency of Account of amounts equal to the amount of the relevant Drawing for a period equal in length to the relevant Interest Period or if there is no such display rate then available for the Permitted Currency for an amount comparable to the Drawing, the arithmetic mean (rounded upwards, if necessary, to the nearest whole multiple of one-sixteenth per centum (1/16%)) of the respective rates notified to the Agent by each of the Reference Banks as the rate at which it is offered deposits in the Currency of Account and for the required period by prime banks in the London Interbank Market.

1.1.63      “the Managers” means any member of the SO Group; and/or such other commercial and/or technical managers of the Vessels nominated by the Shipowning Guarantor as the Agent may in its discretion approve.

1.1.64      “Management Agreement” means, in relation to either Vessel which is leased to a party outside the SO Group, the Management Agreement made between the Managers and the Shipowning Guarantor.

1.1.65      “Mandatory Cost” means the addition to the interest rate to compensate the Banks for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) and/or (b) the requirements of the European Central Bank, determined in accordance with Appendix C.

1.1.66      “Margin” based on the ratio of Consolidated Debt to EBITDA for the preceding four fiscal quarters (“D/EBITDA”) during the Facility Period means:-

(i)            1.00% where D/EBITDA is less than 1;

(ii)           1.25% where D/EBITDA is equal to or greater than 1 but less than 2;

(iii)          1.375% where D/EBITDA is equal to or greater than 2 but less than 3;

(iv)          1.625% where D/EBITDA is equal to or greater than 3.

Provided however that each applicable Margin shall automatically increase by fifty per cent (50%) in the event of a Change of Control, unless such Change of Control is acceptable to all the Banks.  The Margin shall be calculated by the Agent as of 28/29 February, 31 May, 31 August and 30 November each year (each a “Margin Review Date”) commencing 31 May 2002 for the succeeding fiscal quarter and shall be calculated based on the Consolidated Debt as of the previous Margin Review Date over EBITDA for the four fiscal quarters, the most recent of which shall have ended on the previous Margin Review Date.

1.1.67      “the Maximum Facility Amount” means the amount of the aggregate Commitments (stated in Dollars) subject to any reductions effected in accordance with Clauses 2.14, 2.15, 2.16, 6.6 and 17.8.

1.1.68      “the Mortgagees’ Insurances” means all policies and contracts of mortgagees’ interest insurance and any other insurance from time to time taken out by the Agent on behalf of the Banks in relation to the Vessels pursuant to this Agreement.

1.1.69      “the Mortgages” means the first preferred mortgages referred to in Clause 10.1 (each a “Mortgage”).

1.1.70      “Norwegian Kroner” means available and freely transferable and convertible funds in the lawful currency of the Kingdom of Norway.

1.1.71      “Original Dollar Amount” means, at any relevant time, the amount of the Total Facility which would then have been outstanding had the Total Facility at all times been denominated, drawn or issued (as the case may be) and repaid wholly in Dollars in accordance with Clause 6, or (in the case of any part of the Bank’s Obligations) the amount of that part of the Bank’s Obligations notionally converted by the Agent from the Relevant Currency into Dollars at the Issue Date of the Bank Guarantee in question.

1.1.72      “Permitted Currency” means Dollars, the euro, each of the lawful currencies of Norway (namely Norwegian Kroner), the United Kingdom (namely Pounds Sterling) and any other eurocurrency provided that each such currency selected by the Borrower is acceptable to the Banks and is freely convertible, transferable and available to the Banks in the London Interbank market and in respect of which the Agent is at all material times able to ascertain LIBOR.

1.1.73      “Permitted Indebtedness” means the Existing Loan, Short Term Permitted Indebtedness, Subordinated Debt up to one hundred and fifty million Dollars ($150,000,000), SNSA’s Liquidity Line and Additional Permitted Indebtedness.

1.1.74      “Permitted Liens” means (i) liens for salvage and any Encumbrance created in favour of the Banks and/or the Agent by the Security Documents or which otherwise has the prior written approval of the Agent acting upon the instructions of all the Banks, (ii) any Encumbrance arising either by operation of law or in the ordinary course of the business of the relevant Security Party which is discharged in the ordinary course of business but in any event does not exist for more than sixty (60) days, or (iii) Encumbrances created pursuant to the Existing Loan Agreement and existing on the Execution Date.

1.1.75      “Potential Event of Default” means any event which, with the giving of notice and/or the passage of time and/or the satisfaction of any materiality test, would constitute an Event of Default.

1.1.76      “Pounds Sterling” means pounds sterling being the available and freely transferable and convertible funds in the lawful currency of the United Kingdom.

1.1.77      “Premium” based on the ratio of Consolidated Debt to EBITDA for the preceding four fiscal quarters (“D/EBITDA”) for the period commencing on 1 December 2002 and for the remainder of the Facility Period means:-

(i)            0.00% where D/EBITDA is less than 2;

(ii)           0.25% where D/EBITDA is equal to or greater than 2 but less than 3;

(iii)          0.50% where D/EBITDA is equal to or greater than 3 but less than 4;

(iv)          1.00% where D/EBITDA is equal to or greater than 4 but less than 5; and

(v)           1.50% where D/EBITDA is equal to or greater than 5;

provided however that each applicable Premium shall automatically increase by fifty per cent (50%) in the event of a Change of Control, unless such Change of Control is acceptable to all the Banks.  The Premium shall be calculated by the Agent on each Margin Review Date commencing 30 November 2002 for the succeeding fiscal quarter and shall be calculated based on the Consolidated Debt as of the previous Margin Review Date over EBITDA for the four fiscal quarters, the most recent of which shall have ended on the previous Margin Review Date however for each fiscal quarter commencing on 1 June 2003 and 1 September 2003 only, the applicable Premium shall be three point two five per cent (3.25%) less the Applicable Margin.

1.1.78      “Principal Subsidiary” means any member of the SO Group having total assets exceeding ten per cent (10%) of the consolidated assets of the SO Group and/or having during the last four fiscal quarters accounted for more than ten per cent (10%) of the consolidated turnover of the SO Group.

1.1.79      “Proceedings” means any suit, action or proceedings begun by any of the Finance Parties arising out of or in connection with the Security Documents.

1.1.80      “Proportionate Share” means, for each Bank, the percentage indicated against the name of that Bank in Schedule 1, as amended by any Transfer Certificate executed from time to time.

1.1.81      “Pro Rata Insurance Proceeds Amount” means, in respect of each Vessel, a figure equal to (x) a fraction in which (i) the numerator is the amount of the insurance proceeds payable in respect of such Vessel in the event of a Total Loss and (ii) the denominator is the aggregate market value of all the Vessels (based on the most recent Valuations) multiplied by (y) the Maximum Facility Amount.

1.1.82      “Reduction Date” means the First Reduction Date and each date falling at consecutive six (6) monthly intervals thereafter.

1.1.83      “Reference Banks” means the Agent, Citibank N.A., Den norske Bank ASA, HSBC Bank Plc and ING Capital LLC.

1.1.84      “Relevant Currency” means, in respect of all or any part of the Bank’s Obligations, the currency in which the Agent is liable to make payment of that part of the Bank’s Obligations.

1.1.85      “Requisition Compensation” means all compensation or other money which may from time to time be payable to the Shipowning Guarantor as a result of either Vessel being requisitioned for title or in any other way compulsorily acquired (other than by way of requisition for hire).

1.1.86      “the Security Documents” means this Agreement, the Mortgages, the Assignments, the Shipowner’s Guarantee, the SNSA Guarantee or (where the context permits) any one or more of them, and any other agreement or document which may at any time be executed by a member of the SO Group as security for the payment of all or any part of the Indebtedness.

1.1.87      “Security Parties” means the Borrower, the Guarantor, the Shipowning Guarantor, SNSA, SNTG and any other member of the SO Group who may at any time during the Facility Period be liable for, or provide security for, all or any part of the Indebtedness, and “Security Party” means any one of them.

1.1.88      “the Shipowner’s Guarantee” means guarantee and indemnity of the Shipowning Guarantor referred to in Clause 10.3.

1.1.89      “the Shipowning Guarantor” means Class 3 Shipping Limited which is a company incorporated according to the law of Bermuda with its registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

1.1.90      “Short Term Permitted Indebtedness” means any indebtedness of the SO Group (other than the Existing Loan and intercompany indebtedness of the SO Group and/or the SNSA Group) incurred for working capital and short term liquidity in an amount of up to seventy five million Dollars ($75,000,000).

1.1.91      “SMC” in relation to m.v. “SEAWAY POLARIS”, means a valid safety management certificate issued for that Vessel by or on behalf of the Administration pursuant to paragraph 13.4 of the ISM Code.

1.1.92      “SMS” in relation to m.v. “SEAWAY POLARIS”, means a safety management system for that Vessel developed and implemented in accordance with the ISM Code and including the functional requirements, duties and obligations required by the ISM Code.

1.1.93      “SNSA” means Stolt-Nielsen S.A. a company incorporated according to the law of Luxembourg with its registered office at 23 Avenue Monterey, L-2086 Luxembourg.

1.1.94      “SNSA Guarantee” means the joint and several guarantee and indemnity of SNSA and SNTG referred to in Clause 10.4.

1.1.95      “SNSA Group” means SNSA and its Subsidiaries.

1.1.96      “SNSA’s Liquidity Line” means the committed line of credit in the amount of fifty million Dollars ($50,000,000) to be extended by SNTG to members of the SO Group for working capital and other corporate purposes for a period ending on or after 30 November 2004, the availability of such committed line of credit to be guaranteed by SNSA.

1.1.97      “SNTG” means Stolt-Nielsen Transportation Group Ltd being a corporation incorporated and existing according to the laws of Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia.

1.1.98      “SO Group” means the Guarantor and its Subsidiaries.

1.1.99      “Subordinated Debt” means any debt from any member(s) of the SNSA Group upon the terms contained in a Subordinated Note.

1.1.100    “Subordinated Note” means a note substantially in the form of Appendix D, Part A in respect of Subordinated Debt of up to one hundred million Dollars ($100,000,000) and Part B in respect of Subordinated Debt of fifty million Dollars ($50,000,000).

1.1.101    “Subsidiary” means a subsidiary undertaking, as defined in section 258 Companies Act 1985 or any analogous definition under any other relevant system of law.

1.1.102    “Surety”  means any person (other than the Borrower or the Guarantor) who has given or who may in the future give to the Finance Parties or any of them any security, guarantee or indemnity for or in relation to the Borrower’s Obligations.

1.1.103    “Synthetic Leases” means any leasing structure that qualifies as an operating lease for financial reporting purposes but is considered a loan for applicable income or corporation tax purposes.

1.1.104    “Taxes” means all taxes, levies, imposts, duties, charges, fees, deductions and withholdings (including any related interest and penalties) and any restrictions or conditions resulting in any charge, other than taxes on the overall net income of a Finance Party or branch thereof, and “Tax” and “Taxation” shall be interpreted accordingly.

1.1.105    “the Termination Date” means the date falling four (4) years after the Execution Date.

1.1.106    “Total Facility” means the Facility and the Guarantee Facility.

1.1.107    “Total Facility Amount” means the aggregate of the Maximum Facility Amount and the Guarantee Facility Amount.

1.1.108    “Total Loss”, in relation to either Vessel means:-

(a)           an actual, constructive, arranged, agreed or compromised total loss of that Vessel; or

(b)           the requisition for title, compulsory acquisition, nationalisation or expropriation of that Vessel by or on behalf of any government or other authority (other than by way of requisition for hire); or

(c)           the capture, seizure, arrest, detention or confiscation of that Vessel, unless the Vessel is released and returned to the possession of the Shipowning Guarantor within two months after the capture, seizure, arrest, detention or confiscation in question.

1.1.109    “Transfer Certificate” means a certificate materially in the form set forth in Schedule 4 signed by a Bank and a Transferee whereby:

(a)           such Bank seeks to procure the transfer to such Transferee of all or a part of such Bank’s rights and obligations under this Agreement upon and subject to the terms and conditions set out in Clause 16; and

(b)           such Transferee undertakes to perform the obligations it will assume as a result of delivery of such certificate to the Agent as is contemplated in Clause 16.

1.1.110    “Transfer Date” means, in relation to any Transfer Certificate, the date for the making of the transfer specified in the schedule to such Transfer Certificate.

1.1.111    “Transferee” means a bank or other financial institution to which a Bank seeks to transfer all or part of such Bank’s rights and obligations under this Agreement.

1.1.112    “the Trust Property” means:-

(a)           the benefit of the covenant contained in Clause 10; and

(b)           all benefits arising under (including, without limitation, all proceeds of the enforcement of) each of the Security Documents (other than this Agreement), with the exception of any benefits arising solely for the benefit of the Agent).

1.1.113    “US GAAP” means the generally accepted accounting principles in the United States of America, from time to time in effect, subject to any changes in the rules of US GAAP, consistently applied always provided that if the Guarantor wishes to change accounting principles within the applicable rules of US GAAP, the Borrower shall notify the Agent of the intention together with an explanation of the effects on the financial covenants contained in this Agreement.  Should the Banks, and/or the Guarantor, find that such change will impact upon the result of the calculation of the financial covenants contained in this Agreement, the Banks will, following consultation with the Guarantor, stipulate amendments to the financial covenants so that the ratio of SO Group’s performance in respect of the covenants reflects the position which would have been the case had no changes to the Guarantor’s accounting principles taken place.

1.1.114    “Valuation” means in relation to a Vessel, the arithmetic mean of the written valuations of that Vessel expressed in Dollars prepared by two firms of reputable independent shipbrokers, one appointed by the Agent and the other appointed by the Borrower, unless either the Agent or the Borrower disagrees with such arithmetic average, in which event the two shipbrokers shall appoint a third firm of reputable independent shipbrokers and the valuation of the Vessel shall be the arithmetic mean of all three such valuations.  Such valuations shall be prepared at the Borrower’s expense, without a physical inspection, on the basis of a sale for prompt delivery for cash at arm’s length between a willing buyer and a willing seller without the benefit of any charterparty or other engagement.

1.1.115    “the Vessels” means the vessels listed in Schedule 2 and everything now or in the future belonging to them on board and ashore (each a “Vessel”).

1.2           Interpretation

In this Agreement:-

1.2.1        words denoting the plural number include the singular and vice versa;

1.2.2        words denoting persons include corporations, partnerships, associations of persons (whether incorporated or not) or governmental or quasi-governmental bodies or authorities and vice versa;

1.2.3        references to Recitals, Clauses, Schedules and Appendices are references to recitals and clauses of, and schedules and appendices to, this Agreement;

1.2.4        references to this Agreement include the Recitals, the Schedules and the Appendices;

1.2.5        the headings and contents page(s) are for the purpose of reference only, have no legal or other significance, and shall be ignored in the interpretation of this Agreement;

1.2.6        references to any document (including, without limitation, to all or any of the Security Documents) are, unless the context otherwise requires, references to that document as amended, supplemented, novated or replaced from time to time;

1.2.7        references to statutes or provisions of statutes are references to those statutes, or those provisions, as from time to time amended, replaced or re-enacted;

1.2.8        references to any of the Finance Parties include its successors, Transferees and assignees; and

1.2.9        references to times of day are to New York time.

1.3           Joint and several liability

1.3.1        All obligations, covenants, representations, warranties and undertakings in or pursuant to the Security Documents assumed, given, made or entered into by the Borrower and the Guarantor shall, unless otherwise expressly provided, be assumed, given, made or entered into by the Borrower and the Guarantor jointly and severally.

1.3.2        Each of the Borrower and the Guarantor  agrees that any rights which it may have at any time during the Facility Period by reason of the performance of its obligations under the Security Documents to be indemnified by the other or by any Surety and/or to take the benefit of any security taken by the Finance Parties pursuant to the Security Documents shall be exercised in such manner and on such terms as the Agent may require.  Each of the Borrower and the Guarantor agrees to hold any sums received by it as a result of its having exercised any such right on trust for the Agent (as agent for the Banks) absolutely.

1.3.3        Each of the Borrower and the Guarantor agrees that it will not at any time during the Facility Period claim any set-off or counterclaim against the other or against any Surety in respect of any liability owed to it by the other or by any Surety under or in connection with the Security Documents, nor prove in competition with any Finance Party in any liquidation of (or analogous proceeding in respect of) the other or of any Surety in respect of any payment made under the Security Documents or in respect of any sum which includes the proceeds of realisation of any security held by any of the Finance Parties for the repayment of the Indebtedness.

2              The Facility and its Purpose and the Guarantee Facility

2.1           Agreement to lend  Subject to the terms and conditions of this Agreement, and in reliance on each of the representations and warranties made or to be made in or in accordance with each of the Security Documents, each of the Banks agrees to advance to the Borrower its Commitment of an aggregate principal amount not exceeding the Maximum Facility Amount to be used by the Borrower for the purposes referred to in Recital (B).

2.2           Drawings  Subject to satisfaction by the Borrower of the conditions set out in Clause 3.1 (in respect of the first Drawing), Clause 3.3 (in respect of all subsequent Drawings), and subject to Clauses 2.3 and 2.10, and provided that the maximum aggregate amount of the Facility Outstandings at any given time during the Facility Period shall not exceed the Maximum Facility Amount, each Drawing shall be advanced to the Borrower, in each case by the Agent transferring the amount of the Drawing to such account of the Borrower as the Borrower shall notify to the Agent in the relevant Drawdown Notice by such same day method of funds transfer as the Agent shall select.

2.3           Advance of Drawings  Each Drawing shall be advanced in Dollars, or in any other Permitted Currency selected in accordance with Clause 5.1.  Each Drawing shall be advanced on a Business Day, provided that the Borrower shall have given to the Agent not more than ten and not fewer than three Business Days’ notice in writing materially in the form set out in Appendix A of the required Advance Date of the Drawing in question.  Each Drawdown Notice once given shall be irrevocable and shall constitute a warranty by the Borrower that:-

2.3.1        all conditions precedent to the advance of the Drawing requested in that Drawdown Notice will have been satisfied on or before the Advance Date requested;

2.3.2        no Event of Default or Potential Event of Default has occurred or will then have occurred; and

2.3.3        no Event of Default or Potential Event of Default will result from the advance of the Drawing in question.

The Agent shall promptly notify each Bank of the receipt of each Drawdown Notice, following which each Bank will make its Proportionate Share of the amount of the requested Drawing available to the Borrower through the Agent on the Advance Date requested.

2.4           Facility Reduction

2.4.1        The amount of the Facility available to the Borrower for drawing under this Agreement shall be fifty five million Dollars ($55,000,000) or the Equivalent Amount in any other Permitted Currency subject to any reductions selected by the Borrower in accordance with Clause 2.13, Clause 2.14 and/or Clause 2.15 (as the case may be).  On the Termination Date the Facility available shall be reduced to zero.  The mandatory reductions in the amount of the Facility available for drawing required pursuant to this Clause will be made in the amounts and at the times specified (subject to Clause 2.14) whether or not the Maximum Facility Amount is reduced pursuant to Clause 2.15, Clause 6.6 or Clause 17.8.

2.4.2        To the extent that repayments or prepayments made by the Borrower to the Agent in accordance with this Agreement reduce the Facility Outstandings to less than the Maximum Facility Amount, the Borrower shall again be entitled to make Drawings in accordance with and subject to the terms of this Agreement.

2.4.3        Simultaneously with each reduction of the Maximum Facility Amount in accordance with Clause 2.13, Clause 2.14 or Clause 2.15 (as the case may be), the Commitment of each Bank will reduce so that the Commitments of the Banks in respect of the reduced Maximum Facility Amount remain in accordance with their respective Proportionate Shares.

2.5           Restrictions on Drawings  The Borrower shall not be entitled to make more than three Drawings on any Business Day and no more than ten (10) Drawings may be outstanding at any one time during the Facility Period.  Each Drawing shall be of an amount of not less than five million Dollars ($5,000,000) or the Equivalent Amount in any other Permitted Currency.  If at any time during the Facility Period the Original Dollar Amount exceeds the Maximum Facility Amount then available or if a proposed Drawing when added to the Original Dollar Amount would result in the Maximum Facility Amount being exceeded then the Borrower shall immediately pay to the Agent on behalf of the Banks such amount as will ensure that the Original Dollar Amount is equal to or less than the Maximum Facility Amount then available.

2.6           Termination Date  No Bank shall be under any obligation to advance all or any part of its Commitment after the Termination Date.

2.7           Application of Facility  Without prejudice to the obligations of the Borrower under this Agreement, no Finance Party shall be obliged to concern itself with the application of the Facility by the Borrower.

2.8           Loan facility and control accounts  The Agent will open and maintain such loan facility account or such other control accounts as the Agent shall in its discretion consider necessary or desirable in connection with the Facility.

2.9           Agreement to issue  Subject to the terms and conditions of this Agreement, and in reliance on each of the representations and warranties made or to be made in or in accordance with each of the Security Documents, the Agent agrees to issue the Bank Guarantees.

2.10         Mechanics  Subject to satisfaction by the Borrower of the conditions set out in Clause 3.4, the Borrower (on behalf of itself or another member of the SO Group)  may request that the Agent issue a Bank Guarantee on a Business Day subject to the Borrower having given to the Agent not less than seven Business Days’ notice in writing materially in the form set out in Appendix F of the required Issue Date attaching the form of Bank Guarantee to be issued.  Upon receipt of the form of Bank Guarantee required to be issued together with the Issue Request, the Agent shall decide in its absolute discretion within five Business Days of receipt of the Issue Request whether or not to issue that Bank Guarantee.  The Agent shall not be liable for any loss, cost, claim or expense suffered or incurred by any member of the SO Group as a consequence of the Agent not issuing any Bank Guarantee so requested.  Once a Bank Guarantee has been approved by the Agent the Issue Request in relation to such Bank Guarantee shall be irrevocable and shall constitute a warranty by the Borrower that:-

2.10.1      all conditions precedent to the issue of that Bank Guarantee will have been satisfied on or before the Issue Date requested;

2.10.2      no Event of Default or Potential Event of Default will then have occurred;

2.10.3      no Event of Default or Potential Event of Default will result from the issue of the Bank Guarantee in question; and

2.10.4      there has been no material adverse change in the business, affairs or financial condition of any of the Security Parties from that pertaining at the end of the last fiscal quarter for which quarterly reports have been filed by the Guarantor and SNSA with the United States Securities and Exchange Commission.

2.11         Guarantee Termination Date  The Agent shall be under no obligation to issue any Bank Guarantee after the Guarantee Termination Date.

2.12         Issue of Bank Guarantees  Upon (i) receipt of an Issue Request and (ii) the issue of each Bank Guarantee the Agent shall promptly notify each Bank.  From the date of issue of each Bank Guarantee each Bank shall assume liability for its Proportionate Share of the Bank’s Obligations and from the date of issue of each Bank Guarantee shall be deemed irrevocably and unconditionally to have purchased and received from the Agent, without recourse or warranty, an undivided interest and participation, to the extent of its Proportionate Share, in each Bank Guarantee issued by the Agent.  In addition each Bank (in the amount of its Proportionate Share) will upon the Agent’s first demand, from time to time, reimburse the Agent for any sums paid out by the Agent under any Bank Guarantee in accordance with Clause 6.7.

2.13         Total Facility Reduction Date  From the First Reduction Date until the end of the Facility Period the Total Facility available shall reduce by ten million Dollars ($10,000,000) on each Reduction Date.  The Borrower may decide in its sole discretion as to whether to such reductions shall apply to the Maximum Facility Amount or the Guarantee Facility Amount provided that it shall have notified the Agent in writing on each Reduction Date of its intention.  In the absence of such written notification reductions shall be applied pro rata between the Maximum Facility Amount and the Guarantee Facility Amount.

2.14         Voluntary Reductions The Borrower may voluntarily reduce the Total Facility Amount in whole or in part in multiples of two million Dollars ($2,000,000), where applicable provided that it has first given to the Agent not fewer than three (3) Business Days’ prior written notice expiring on a Business Day of its desire to reduce the Total Facility Amount.  Any such reduction in the Total Facility Amount shall not be reversed.  The Borrower may decide in its sole discretion as to whether such reductions shall apply to the Maximum Facility Amount or the Guarantee Facility Amount.  Any voluntary reduction in the Total Facility Amount pursuant to this Clause shall be applied to the remaining mandatory reductions under Clause 2.13 on a pro rata basis.

2.15         Mandatory Reductions In the event of a sale or disposal of a Vessel (subject to the penultimate sentence contained in Clause 12.2.21) the Total Facility Amount shall reduce by an amount equal to the proportion that a current Valuation for such Vessel bears to the aggregate total amount of the current Valuations for the remaining Vessel and the Vessel sold or disposed of pursuant to this Clause. The Borrower may decide in its sole discretion as to whether such reductions shall apply to the Maximum Facility Amount or the Guarantee Facility Amount.

2.16         Guarantee Commitment  Simultaneously with any reduction of the Guarantee Facility Amount in accordance with Clause 2.13, Clause 2.14 and/or Clause 2.15 (as the case may be) the Guarantee Commitment of each Bank will reduce so that the Guarantee Commitments of the Banks in respect of the reduced Guarantee Facility Amount remain in accordance with their respective Proportionate Shares.

2.17         Guarantee Facility Amount  If at any time during the Facility Period the aggregate amount of the Bank Guarantee Outstandings exceeds the Guarantee Facility Amount, the Borrower shall immediately pay or cause to be paid to the Agent a cash amount equal to the difference between the Bank Guarantee Outstandings and the Guarantee Facility Amount.  Such amount shall be held by the Agent on account as security for the Indebtedness.

2.18         Several obligations  The obligations of the Banks under this Agreement are several.  The failure of a Bank to perform its obligations under this Agreement shall not affect the obligations of the Borrower to any Finance Party nor shall any Finance Party be liable for the failure of another Bank to perform any of its obligations under or in connection with this Agreement.

3              Conditions Precedent and Subsequent

3.1           Conditions Precedent - First Drawing Before any Bank shall have any obligation to advance the first Drawing under the Facility, the Borrower shall pay to the Agent the relevant fees referred to in Clause 9 and the Fee Letter and deliver or cause to be delivered to or to the order of the Agent the following documents and evidence:-

3.1.1        Evidence of incorporation  Such evidence as the Agent may reasonably require that each Security Party was duly incorporated in its country of incorporation and remains in existence and, where appropriate, in good standing, with power to enter into, and perform its obligations under, those of the Security Documents to which it is, or is intended to be, a party, including (without limitation) a copy, certified by a director or an officer of the Security Party in question as true, complete, accurate and unamended, of all documents establishing or limiting the constitution of each Security Party.

3.1.2        Corporate authorities  A copy, certified by a director or the secretary of the Security Party in question as true, complete, accurate and neither amended nor revoked, of a resolution of the directors and (other than the Guarantor) a resolution of the shareholders of each Security Party (together, where appropriate, with signed waivers of notice of any directors’ or shareholders’ meetings) approving, and authorising or ratifying the execution of, those of the Security Documents and each Drawdown Notice to which that Security Party is or is intended to be a party and all matters incidental thereto.

3.1.3        Officer’s certificate  A certificate (i) signed by a duly authorised officer of each of the Security Parties setting out the names of the directors, officers and (other than the Guarantor) shareholders of that Security Party and (ii) issued by each Security Party’s company registry confirming due incorporation and valid existence and (when such information is maintained by the registry) the names of its directors and shareholders.

3.1.4        Power of attorney  The power of attorney (notarially attested and legalised, if necessary, for registration purposes) of each of the Security

Parties under which any documents are to be executed or transactions undertaken by that Security Party.

3.1.5        Vessel documents  Photocopies, certified as true, accurate and complete by a director or the secretary of the Shipowning Guarantor of:-

(a)           any time charterparty or bareboat charterparty for each Vessel which will be in force on the first Advance Date and which exceeds twelve (12) months duration which is entered into with an entity which is not a member of the SO Group;

(b)           the Management Agreement relating to each Vessel which is in force at the time of this Agreement; and

(c)           each Vessel’s current Safety Construction, Safety Equipment, Safety Radio and Load Line Certificates;

(d)           if required by law and either Vessel is operating in the waters of the United States of America, that Vessel’s current Certificate of Financial Responsibility issued pursuant to the United States Oil Pollution Act 1990;

(e)           the current SMC for m.v. “SEAWAY POLARIS”; and

(f)            where applicable, each Company’s current DOC

in each case together with all addenda, amendments or supplements.

3.1.6        Evidence of ownership  In respect of each Vessel, certificate(s) of ownership and encumbrance (or equivalent) issued by the Registrar of Ships (or equivalent official) at the Vessel’s port of registry confirming that such Vessel is on the first Advance Date owned by the Shipowning Guarantor and free of registered Encumbrances.

3.1.7        Evidence of insurance  Evidence that each Vessel is insured in the manner required by the Security Documents and that letters of undertaking will be issued in the manner required by the Security Documents, together with (if required by the Agent) the written approval of the Insurances by an insurance adviser appointed by the Agent.

3.1.8        Confirmation of class  A Certificate of Confirmation of Class for hull and machinery (dated not more than seven days before the first Advance Date) confirming that each Vessel is classed with the highest applicable class necessary to properly operate such Vessel of Lloyd’s Register of Shipping, Det norske Veritas, the American Bureau of Shipping or such other classification society as may be acceptable to the Agent.

3.1.9        Valuations  A Valuation of each Vessel addressed to the Agent.

3.1.10      The Security Documents  The Security Documents, together with all notices and other documents required by any of them, duly executed and, in the case of the Mortgages, registered with first priority through the Registrar of Ships (or equivalent official) at the port of registry of the Vessel concerned.

3.1.11      Drawdown Notice  A Drawdown Notice.

3.1.12      Process agent  A letter from Stolt Offshore M.S. Limited accepting their appointment by each of the Security Parties as agent for service of Proceedings pursuant to the Security Documents.

3.1.13      Managers’ subordination confirmation letter  The written confirmation of the Managers that they will (i) remain the commercial and technical managers of the Vessels throughout the Facility Period and will manage the Vessels in accordance with good standard ship management practice and (ii) subordinate all their rights in relation to the Vessels to those of the Finance Parties.

3.1.14      The Fee Letter The Fee Letter countersigned on behalf of the Borrower and the Guarantor by way of acceptance of its terms.

3.1.15      Legal opinions  Confirmation satisfactory to the Agent that all legal opinions required by the Agent on behalf of the Banks will be given substantially in the form required by the Agent on behalf of the Banks.

3.1.16      Accounts  The (i) consolidated audited accounts of the Guarantor for its financial year just ended and (ii) most recent unaudited financial statements of the Guarantor in each case, certified, by a director or the chief financial officer of Stolt Offshore M.S. Limited as agent for the Guarantor, as fair and accurate.

3.1.17      Material Adverse Change  Evidence that no material adverse change has occurred in the business, assets, operations, conditions (financial or otherwise) or prospects of the Guarantor or its Subsidiaries from those disclosed in the Guarantor’s most recently filed Form 20-F Annual Report pursuant to Section 13 or 15(d) of the United States Securities Exchange Act 1934, or in the facts and information regarding such entities as represented to date.

3.1.18      Corporate Structure  Evidence of the actual corporate structure of the SO Group.

3.1.19      Margin  Such evidence as the Agent shall require in order to set the Margin.

3.2           Conditions Subsequent  The Borrower undertakes to deliver or to cause to be delivered to the Agent on, or as soon as practicable after, the first Advance Date, the following additional documents and evidence:-

3.2.1        Evidence of registration  Evidence of registration of the Mortgages, in each case with first priority with the Registrar of Ships (or equivalent official) at the port of registry of the Vessel concerned.

3.2.2        Letters of undertaking  Letters of undertaking as required by the Security Documents in form and substance acceptable to the Agent.

3.2.3        Legal opinions  Such legal opinions as the Agent on behalf of the Banks shall require pursuant to Clause 3.1.15.

3.2.4        Companies Act registrations  Evidence that the prescribed particulars of the Security Documents have been delivered to the Registrar of Companies of (i) England and Wales, (ii) Bermuda and (iii) the Isle of Man within the statutory time limit.

3.2.5        Master’s receipts  The master’s receipt for each of the relevant Mortgages.

3.2.6        Management Agreements  Within three months of the Execution Date (or such later date as the Agent in its discretion may agree) Management Agreements in relation to all the Vessels where such agreements were not delivered to the Agent pursuant to Clause 3.1.5(b).

3.3           Conditions Precedent – Subsequent Drawings Before any Bank shall have any obligation to advance any subsequent Drawings under the Facility, the Borrower shall deliver or cause to be delivered to the order of the Agent, a Drawdown Notice, in addition to the documents and evidence referred to in Clause 3.1 where such documents and evidence have not already been delivered to and received by the Agent.

3.4           Conditions Precedent – Bank Guarantees  Before the Agent shall have any obligation to issue any Bank Guarantee, the Borrower shall deliver or cause to be delivered to or to the order of the Agent the following documents and evidence:-

3.4.1        Evidence of incorporation  Such evidence as the Agent may reasonably require that each of SNSA and SNTG was duly incorporated in its country of incorporation and remains in existence and, where appropriate, in good standing, with power to enter into, and perform its obligations under, the SNSA Guarantee including (without limitation) a copy, certified by a director or the secretary of SNSA and SNTG as true, complete, accurate and unamended, of all documents establishing or limiting the constitution of each of SNSA and SNTG.

3.4.2        Corporate authorities  A copy, certified by a director or the secretary of each of SNSA and SNTG as true, complete, accurate and neither amended nor revoked, of a resolution of the directors and (other than SNSA) a resolution of the shareholders of SNSA and SNTG (together, where appropriate, with signed waivers of notice of any directors’ or shareholders’ meetings) approving, and authorising or ratifying the execution of, the SNSA Guarantee and all matters incidental thereto.

3.4.3        Officer’s certificate  A certificate signed by a duly authorised officer of each of SNSA and SNTG setting out the names of the directors, officers and (other than SNSA) shareholders of each of SNSA and SNTG.

3.4.4        Power of attorney  The power of attorney of each of SNSA and SNTG under which any documents are to be executed or transactions undertaken by SNSA or SNTG as the case may be.

3.4.5        SNSA Guarantee  The SNSA Guarantee duly executed.

3.4.6        Issue Request  An Issue Request.

3.4.7        Legal opinions  Confirmation satisfactory to the Agent that all legal opinions required by the Agent will be given substantially in the form required by the Agent.

3.5           No waiver  If (i) the Banks in their sole discretion agree to advance any part of the Facility or (ii) the Agent in its sole discretion agrees to issue any Bank Guarantee to the Borrower before all of the documents and evidence required by Clause 3.1, Clause 3.3 or Clause 3.4 (as the case may be) have been delivered to or to the order of the Agent, the Borrower undertakes to deliver all outstanding documents and evidence to or to the order of the Agent no later than the date specified by the Agent, and the advance of any part of the Facility or the issue of any Bank Guarantee (as the case may be) shall not be taken as a waiver of the Agent’s right to require production of all the documents and evidence required by Clause 3.1, Clause 3.3 or Clause 3.4 (as the case may be).

3.6           Form and content  All documents and evidence delivered to the Agent pursuant to this Clause shall:-

3.6.1        be in form and substance acceptable to the Agent;

3.6.2        be accompanied, if required by the Agent, by translations into the English language, certified in a manner acceptable to the Agent;

3.6.3        if required for registration purposes, be certified, notarised, legalised or attested in a manner acceptable to the Agent.

3.7           Event of Default  No Bank shall be under any obligation to advance any part of its Commitment nor to act on any Drawdown Notice nor shall the Agent be under any obligation to issue any Bank Guarantee nor to act on any Issue Request if, at the date of the Drawdown Notice or the Issue Request (as the case may be) or at the date on which the advance of a Drawing is requested in the Drawdown Notice or the issue of a Bank Guarantee is requested in an Issue Request, an Event of Default or Potential Event of Default shall have occurred, or if an Event of Default or Potential Event of Default would result from the advance of the Drawing or the issue of the Bank Guarantee in question (as the case may be).

4              Representations and Warranties

Each of the Borrower and the Guarantor represents and warrants to each of the Finance Parties at the date of this Agreement and (by reference to the facts and circumstances then pertaining) at the date of each Drawdown Notice, at the date of each Issue Request, at each Advance Date, at each Issue Date and at each Interest Payment Date as follows (except that the representation and warranty contained at Clause 4.6 and Clause 4.13 shall only be made on the first Advance Date and the first Issue Date):-

4.1           Incorporation and capacity  Each of the Security Parties is a body corporate duly constituted, organised and validly existing and (where applicable) in good standing under the law of its country of incorporation, in each case with perpetual corporate existence and the power to sue and be sued, to own its assets and to carry on its business, and all of the corporate shareholders (if any) of each Security Party (other than the Guarantor) are duly constituted and existing under the laws of their countries of incorporation with perpetual corporate existence and the power to sue and be sued, to own their assets and to carry on their business and are acting on their own account.

4.2           Solvency None of the Security Parties is insolvent or in liquidation or administration or subject to any other insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of any of the Security Parties or all or any part of their assets except if such insolvency should arise in relation to a Shipowner in the circumstances where a demand has been made under the Shipowner’s Guarantee.  For this purpose a Security Party will be deemed insolvent if it is unable to pay its debts within the meaning of S.123 of the Insolvency Act 1986 save in relation to the exception referred to in the previous sentence.

4.3           Binding obligations  The Security Documents when duly executed and delivered will constitute the legal, valid and binding obligations of the Security Parties enforceable in accordance with their respective terms subject to applicable laws regarding creditors’ rights in general.

4.4           Satisfaction of conditions  All acts, conditions and things required to be done and satisfied and to have happened prior to the execution and delivery of the Security Documents in order to constitute the Security Documents the legal, valid and binding obligations of the Security Parties in accordance with their respective terms have been done, satisfied and have happened in compliance with all applicable laws.

4.5           Registrations and consents  With the exception only of the registrations referred to in Clause 3.2, all (if any) consents, licences, approvals and authorisations of, or registrations with or declarations to, any governmental authority, bureau or agency which may be required in connection with the execution, delivery, performance, validity or enforceability of the Security Documents have been obtained or made and remain in full force and effect and neither the Borrower nor the Guarantor  is aware of any event or circumstance which could reasonably be expected adversely to affect the right of any of the Security Parties (as the case may be) to hold and/or obtain renewal of any such consents, licences, approvals or authorisations.

4.6           Disclosure of material facts  Neither the Borrower nor the Guarantor is aware of any material facts or circumstances which have not been disclosed to the Agent and which might, if disclosed, have reasonably been expected to adversely affect the decision of a person considering whether or not to make loan facilities and/or guarantee facilities of the nature contemplated by this Agreement available to the Borrower.

4.7           No material litigation  Except for those matters disclosed in writing to the Agent or listed in Appendix E, there is no action, suit, arbitration or administrative proceeding nor any contemplated action, suit, arbitration or administrative proceeding pending or to its knowledge about to be pursued before any court, tribunal or governmental or other authority which would, or would be likely to, have a materially adverse effect on the business, assets, financial condition or creditworthiness of the SO Group.

4.8           No breach of law or contract  The execution, delivery and performance of the Security Documents will not contravene any contractual restriction or any law binding on any of the Security Parties or on any shareholder (whether legal or beneficial) of any of the Security Parties (other than the Guarantor or SNSA), or the constitutional documents of any of the Security Parties, nor result in the creation of, nor oblige any of the Security Parties to create, any Encumbrance over all or any of its assets, with the exception of the Encumbrances created by or pursuant to the Security Documents.

4.9           No deductions  Except as disclosed to the Agent in writing, to the best of their knowledge and belief and without undue enquiry, none of the Security Parties is required to make any deduction or withholding from any payment which it may be obliged to make to any of the Finance Parties under or pursuant to the Security Documents.

4.10         No established place of business in the United Kingdom or United States  None of the Security Parties has, at the date of this Agreement, an established place of business in the United Kingdom or the United States of America.

4.11         Use of Facility and Guarantee Facility  The Facility will be used for the purposes specified in Recital (B) and the Guarantee Facility will be used for the purposes specified in Recital (C).

4.12         Subsidiaries  Save as a result of any merger or amalgamation effected pursuant to Clause 12.1.4, the Shipowning Guarantor is and will remain throughout the Facility Period a directly or indirectly wholly owned subsidiary of the Guarantor.

4.13         Material Adverse Change  There has been no material adverse change in the financial condition of the Borrower or the Guarantor from 19 May 2003.

4.14         Finance company Status  (i) The Borrower complies with and shall throughout the Facility Period continue to comply (to the extent applicable), with the regulations of the Netherlands Ministry of Finance dated 1 July 2001 (Vrijstellingsregeling Wet Toezicht Kredietwezen 1992) with respect to finance companies and that the application of the Facility and the Guarantee Facility is and will throughout the Facility Period continue to be in accordance with such regulations and (ii) all notice requirements to the Dutch central bank pursuant to the Foreign Financial Relations Act (“Wet Financiele Betrekkingen Buitenland”) 1994 (as the same may be amended from time to time) have been complied with and shall throughout the Facility Period continue to be complied with.

4.15         Guarantor’s company Status  That the Guarantor operates as a financial holding company under Luxembourg law pursuant to the terms of a letter of the “Administration de l’Enregistrement et des Domaines” dated 9 September 1994.

4.16         SNSA’s company status  That SNSA operates as a milliardaire holding company and finance holding company under Luxembourg law pursuant to the terms of a letter of “Administration de l’Enregistrement et des Domaines” dated 14 September 1984.

5              Currency and Counter Indemnity

5.1           Selection of Permitted Currency  The Borrower may from time to time in accordance with this Clause select the Permitted Currency in which it wishes a Drawing to be denominated.  Any such selection made by the Borrower shall be contained in the Drawdown Notice relating to the Drawing in question.  Once a Permitted Currency in respect of a Drawing is selected such Drawing shall remain denominated in such Permitted Currency until its repayment in accordance with this Agreement.

5.2           Conditions precedent to denomination in a Permitted Currency  The denomination of a Drawing in a Permitted Currency pursuant to this Clause shall be subject to the following:-

5.2.1        no Drawing may at any time during the Facility Period be denominated in more than one Permitted Currency and any notice requesting denomination of the Drawing in more than one Permitted Currency shall be of no effect; and

5.2.2        denomination of a Drawing in the Permitted Currency selected by the Borrower shall not be effected if the Agent certifies by notice in writing to the Borrower, which notice shall be final and conclusive, that deposits in the Permitted Currency selected for the amount of the relevant Drawing and for the Interest Period selected are not available to the Banks in the normal course of business in the London Interbank market on the relevant date.

5.3           Non-availability of Permitted Currency If, in any Permitted Currency selected, deposits of the specified amount and for the specified Interest Period are not available to any of the Banks in the normal course of business in the London Interbank market on the relevant date, or if the Borrower fails to specify a Permitted Currency for a Drawing, that Drawing shall be denominated in Dollars for the duration of the relevant Interest Period.

5.4           Repayment  During each Interest Period in which a Drawing is denominated in a Permitted Currency other than Dollars, the obligation of the Borrower to repay the Drawing and to pay interest shall be an obligation to repay that Drawing and to pay interest on that Drawing in the Permitted Currency in which the Drawing is then denominated, whether or not the Facility Outstandings or any part thereof shall have become repayable by acceleration or otherwise.

5.5           Further assurance  The Borrower shall execute or procure the execution of such further documents as the Agent may reasonably require from time to time in order to preserve and maintain the validity of the Security Documents as full security for the repayment of the Indebtedness.

5.6           Currency Fluctuations  If (a) on the last day of an Interest Period the Agent shall determine that the Equivalent Amount of any Drawing after repayment is greater than 100% of the Original Dollar Amount of that Drawing or (b) on a Commission Payment Date (as defined in Clause 9.3) the Agent shall determine that the Equivalent Amount of any part of the Bank’s Obligations is greater than 100% of the Original Dollar Amount of that part of the Bank’s Obligations, the Borrower shall immediately pay or cause to be paid to the Agent on behalf of the Banks an amount in the relevant Permitted Currency equal to the excess of such Equivalent Amount over such Original Dollar Amount, which, in the case of any such payment in respect of the Bank’s Obligations, shall be held by the Agent as additional security in respect of that part of the Bank’s Obligations in question and released to or to the order of the Borrower when the relevant Bank Guarantee is cancelled and/or expires without any demand having been made.

5.7           Counter-Indemnity  In consideration of the Agent agreeing to issue each Bank Guarantee, the Borrower unconditionally and irrevocably agrees:-

5.7.1        Indemnity  at all times as a continuing security to keep the Agent indemnified in the Relevant Currency against all demands, claims, payments, costs, liabilities, damages, losses, proceedings and expenses incurred or suffered by the Agent directly or indirectly by reason of or in connection with the Bank’s Obligations;

5.7.2        Evidence of termination/reduction  to supply the Agent promptly with such evidence as the Agent may reasonably require of the termination or reduction of the Agent’s liability under the Bank’s Obligations; and

5.7.3        Payments and Interest  to pay to the Agent on demand from time to time all amounts payable by the Borrower under Clause 5.7.1 with Interest on each of those amounts from the date of the Agent’s payment until the date of the Borrower’s payment to the Agent, before or after any relevant judgment.

5.8           Counter Indemnity Notification  The Agent shall notify the Borrower each time it receives a demand under a Bank Guarantee specifying the amount the Agent is required to pay under such Bank Guarantee.  Upon receipt of such notification the Borrower shall indemnify the Agent for the amount specified in accordance with Clause 5.7.

6              Repayment and Prepayment and Authority to pay

6.1           Repayment  Each Drawing shall be repaid by the Borrower to the Agent on behalf of the Banks on the last day of its Interest Period unless the Borrower selects a further Interest Period for that Drawing in accordance with Clause 7, provided that the Borrower shall not be permitted to select such further Interest Period if an Event of Default or Potential Event of Default has occurred and shall then be obliged to repay such Drawing on the last day of its then current Interest Period.  In addition, the Borrower shall from time to time repay to the Agent as agent for the Banks such amounts of the Facility Outstandings as will ensure that the Original Dollar Amount does not exceed the Maximum Facility Amount then available.  The Borrower shall on the Termination Date repay to the Agent as agent for the Banks all Facility Outstandings.

6.2           Prepayment  The Borrower may prepay the Facility Outstandings in whole or in part in multiples of two million Dollars ($2,000,000), or its Equivalent Amount in a Permitted Currency where applicable, (or as otherwise may be agreed by the Agent) provided that it has first given to the Agent not fewer than five (5) Business Days’ prior written notice expiring on a Business Day of its intention to do so.  Any notice pursuant to this Clause 6.2 once given shall be irrevocable and  shall oblige the Borrower to make the prepayment referred to in the notice on the Business Day specified in the notice, together with all interest accrued on the amount prepaid up to and including that Business Day.

6.3           Prepayment indemnity  If the Borrower shall, subject always to Clause 6.2, make a prepayment on a Business Day other than the last day of an Interest Period, it shall pay to the Agent on behalf of the Banks any amount which is necessary to compensate the Banks for any Break Costs incurred by the Agent or any of the Banks as a result of the prepayment in question.

6.4           Application of prepayments  Any prepayment in an amount less than the Indebtedness shall be applied in satisfaction or reduction first of any costs and other expenses outstanding; secondly of all interest accrued with respect to the outstanding Drawings in the currency in which the prepayment is to be made; thirdly of the outstanding Drawings in the currency in which the prepayment is to be made in inverse order of maturity, fourthly of all other interest accrued; and fifthly of all other outstanding Drawings in inverse order of maturity.

6.5           Reborrowing of prepayments  Any amount prepaid pursuant to this Agreement may be reborrowed in accordance with Clause 2.4.4 and subject to compliance with Clause 12.2.2.

6.6           Total Loss  In the event that either Vessel becomes a Total Loss, on the date of such Total Loss occurring, the Total Facility Amount shall reduce by the Pro Rata Insurance Proceeds Amount in respect of such Vessel.  Any such reductions in the Total Facility Amount shall not be reversed.  The Borrower may decide in its sole discretion as to whether such reductions shall apply to the Maximum Facility Amount or the Guarantee Facility Amount.  If, as a result of any reduction in the

Total Facility Amount pursuant to this Clause the Original Dollar Amount exceeds the Total Facility Amount, the Borrower shall, on the earlier to occur of (a) the one hundred and eightieth day after the date of such Total Loss occurring and (b) the date on which the Shipowning Guarantor receives the proceeds of such Total Loss, prepay such amount of the Original Dollar Amount as will ensure that the Original Dollar Amount is not greater than the Total Facility Amount.  Any such prepayment shall not be reborrowed, and Clause 6.3 shall apply to any such prepayment.

6.7           Authority to Pay

6.7.1        Direction to pay  The Borrower irrevocably directs the Agent to make such payments and comply with such demands or claims made on the Agent in respect of or purporting to be in respect of the Bank’s Obligations as the Agent in its absolute discretion (but acting always in good faith) thinks fit without any reference to or further authority or direction from the Borrower, or any necessity to obtain the Borrower’s confirmation or verification, and notwithstanding that the Borrower may have disputed the Agent’s liability to pay or comply or that all or any part of the Bank’s Obligations may not legally exist or be legally binding on the Agent. The Borrower agrees that the Agent may treat the Bank’s Obligations as payable on first demand and that any such payment or compliance or purported compliance by the Agent shall as between the Agent and the Borrower be conclusive evidence that the Agent was liable to make the payment or comply with the demand or claim.

6.7.2        Underlying transaction  The Borrower agrees that the Agent shall be concerned only with the demand or claim made on it and, where a demand or claim must be accompanied by any other document, with any such document, in each case as presented to the Agent, and not with any transaction to which the demand, claim or document relates, or as to whether the payment demanded or the claim made was in fact due.

6.7.3        Propriety of demand  The Agent shall be entitled to rely without further enquiry on any demand, claim, document or communication believed by it to be genuine and correct and to have been signed or otherwise executed or made by the proper person. In particular, but without limitation, the Agent shall not be obliged to investigate the propriety of any such demand, claim, document or communication or the authority or identity of the person producing, claiming, signing or making such demand, claim, document or communication.

6.7.4        Funding and cash cover  The Borrower undertakes at any time after the occurrence and during the continuation of an Event of Default to pay to the Agent or to its order on demand the amount specified in that demand (in the currency so specified):-

(a)           to give the Agent cash cover for all or (if the Agent so specifies) part of the amount of the Bank’s Obligations; and/or

(b)           to put the Agent in funds to make a payment which the Agent is authorised by this Agreement to make in connection with the Bank’s Obligations.

6.8           Security over funding/cash cover  The Borrower undertakes, at its own expense, to execute such documents as the Agent may require in order to create or perfect in the Agent’s favour a restriction on withdrawal or repayment of any amount paid by the Borrower under Clause 6.7.4 and/or a security in or over such amount, in each case to secure or support the Borrower’s liabilities to the Agent under this Agreement.

6.9           Currency  The Agent may, if called on to make a payment or to comply with a demand or claim in connection with the Bank’s Obligations, purchase in accordance with its usual practice the amount of the Relevant Currency necessary to make that payment or to comply with that demand or claim (unless the Agent has already been put in funds by the Borrower pursuant to Clause 6.7.4).

7              Interest

7.1           Interest Periods  The period during which any Drawing shall be outstanding pursuant to this Agreement shall be divided into consecutive Interest Periods of one, two, three or six months’ duration, as selected by the Borrower by written notice to the Agent not later than 11.00 a.m. on the third Business Day before the beginning of the Interest Period in question, or such other duration as may be agreed by the Banks in their discretion.  No more than three one (1) month

Interest Periods may be selected by the Borrower in each calendar year during the Facility Period.

7.2           Beginning and end of Interest Periods  The first Interest Period in respect of each Drawing shall begin on the Advance Date of that Drawing and shall end on the last day of the Interest Period selected in accordance with Clause 7.1.  Any subsequent Interest Period selected in respect of each Drawing shall commence on the day following the last day of its previous Interest Period and shall end on the last day of its current Interest Period selected in accordance with Clause 7.1.  However, in respect of any Drawings outstanding on the Termination Date, the Interest Period applicable to such Drawings shall end on the Termination Date.

7.3           Interest rate  During each Interest Period, interest shall accrue on each Drawing at the rate determined by the Agent to be the aggregate of (a) the applicable Margin and applicable Premium, (b) LIBOR and, if applicable, (c) the Mandatory Cost for the remainder of the Facility Period, determined in each case, at or about 11.00 a.m. on the second Business Day prior to the beginning of the Interest Period relating to that Drawing.

7.4           Accrual and payment of interest  During the Facility Period, interest shall accrue from day to day, shall be calculated on the basis of a 360 day year and the actual number of days elapsed (or, in any circumstance where market practice differs, in accordance with the prevailing market practice) and shall be paid by the Borrower to the Agent on behalf of the Banks on the last day of each Interest Period and additionally, during any Interest Period exceeding three months, on the last day of each successive three month period after the beginning of that Interest Period.

7.5           Ending of Interest Periods  If any Interest Period would end on a day which is not a Business Day, that Interest Period shall end on the next succeeding Business Day (unless the next succeeding Business Day falls in the next calendar month, in which event the Interest Period in question shall end on the next preceding Business Day).

7.6           Default Rate  If an Event of Default shall occur, the whole of the Indebtedness shall, from the date of the occurrence of the Event of Default, bear interest up to the date of actual payment (both before and after judgment) at the Default Rate, compounded at such intervals as the Agent shall in its reasonable discretion determine, which interest shall be payable from time to time by the Borrower to the Agent on behalf of the Banks on demand.

7.7           Determinations conclusive  Each determination of an interest rate made by the Agent in accordance with Clause 7 shall (save in the case of manifest error or on any question of law) be final and conclusive.

8              Guarantee and Indemnity

8.1           The Borrower’s Obligations

In consideration of the agreement of (i) the Banks to make the Facility available to the Borrower and (ii) the Agent and the Banks to make the Guarantee Facility available to the Borrower, the Guarantor:-

8.1.1        irrevocably and unconditionally guarantees to discharge on demand the Borrower’s Obligations, including Interest from the date of demand until the date of payment, both before and after judgement; and

8.1.2        agrees, as a separate and independent obligation, that, if any of the Borrower’s Obligations are not recoverable from the Guarantor under Clause 8.1.1 for any reason, the Guarantor will be liable to the Finance Parties as a principal debtor by way of indemnity for the same amount as that for which the Guarantor would have been liable had those Borrower’s Obligations been recoverable and agrees to discharge its liability under this Clause 8.1.2 on demand together with Interest from the date of demand until the date of payment, both before and after judgement.

8.2           Continuing Security

The Guarantee is a continuing security for the full amount of the Borrower’s Obligations from time to time and shall remain in force notwithstanding the liquidation of the Borrower or any change in the constitution of the Borrower or of any Finance Party or the absorption of or amalgamation by any Finance Party in or with any other entity or the acquisition of all or any part of the assets or undertaking of any Finance Party by any other entity.

8.3           Preservation of Guarantor’s Liability

8.3.1        The Banks may without the Guarantor’s consent and without notice to the Guarantor and without in any way releasing or reducing the Guarantor’s Liabilities:-

(a)           amend, novate, supplement or replace all or any of the Borrower’s Security Documents;

(b)           increase or reduce the amount of the Facility and/or the Guarantee Facility or vary the terms and conditions for its repayment, prepayment or issuance (as the case may be) (including, without limitation the rate and/or method of calculation of interest or commission payable on the Facility and/or the Guarantee Facility);

(c)           allow to the Borrower or to any other person any time or other indulgence;

(d)           renew, vary, release or refrain from enforcing any of the Borrower’s Security Documents or any other security, guarantee or indemnity which the Agent may now or in the future hold from the Borrower or from any other person;

(e)           compound with the Borrower or any other person;

(f)            enter into, renew, vary or terminate any other agreement or arrangement with the Borrower or any other person; or

(g)           make any concession to the Borrower or do or omit or neglect to do anything which might, but for this provision, operate to release or reduce the liability of the Guarantor under the Guarantee.

8.3.2        The liability of the Guarantor under the Guarantee shall not be affected by:-

(a)           the absence of or any defective, excessive or irregular exercise of any of the powers of the Borrower or of any Surety;

(b)           any security given or payment made to the Finance Parties or any of them by the Borrower or any other person being avoided or reduced under any law (whether English or foreign) relating to bankruptcy or insolvency or analogous circumstance in force from time to time;

(c)           the liquidation, administration, receivership or insolvency of the Guarantor;

(d)           any other security, guarantee or indemnity now or in the future held by the Finance Parties or any of them being defective, void or unenforceable, or the failure of the any Finance Party to take any security, guarantee or indemnity;

(e)           any compromise or arrangement under Part I or Part VII of the Insolvency Act 1986 or section 425 of the Companies Act 1985 (or any statutory modification or re-enactment of either of them for the time being in force) or under any analogous provision of any foreign law;

(f)            the novation of any of the Borrower’s Obligations;

(g)           anything which would not have released or reduced the liability of the Guarantor to the Finance Parties had the liability of the Guarantor under Clause 8.1.1 been as a principal debtor of the Finance Parties and not as a guarantor.

8.4           Preservation of Banks’ Rights

8.4.1        The Guarantee is in addition to any other security, guarantee or indemnity now or in the future held by the Finance Parties in respect of the Borrower’s Obligations, whether from the Borrower, the Guarantor or any other person, and shall not merge with, prejudice or be prejudiced by any such security, guarantee or indemnity or any contractual or legal right of each Finance Party.

8.4.2        Any release, settlement, discharge or arrangement relating to the liabilities of the Guarantor under the Guarantee shall be conditional on no payment, assurance or security received by the Finance Parties in respect of the Borrower’s Obligations being avoided or reduced under any law (whether

English or foreign) in force from time to time relating to bankruptcy, insolvency or any (in the opinion of the Agent) analogous circumstance and after any such avoidance or reduction the Finance Parties shall be entitled to exercise all of their rights, powers, discretions and remedies under or pursuant to the Guarantee and/or any other rights, powers, discretions or remedies which they would otherwise have been entitled to exercise, as if no release, settlement, discharge or arrangement had taken place.

8.4.3        Following the discharge of the Borrower’s Obligations, the Finance Parties shall be entitled to retain any security which they may hold for the liabilities of the Guarantor under the Guarantee until the Finance Parties are satisfied in their reasonable discretion that they will not have to make any payment under any law referred to in Clause 8.4.2.

8.4.4        Until all claims of the Finance Parties in respect of the Borrower’s Obligations have been discharged in full:-

(a)           the Guarantor shall not be entitled to participate in any security held or sums received by any Finance Party in respect of all or any part of the Borrower’s Obligations;

(b)           the Guarantor shall not stand in the place of, or be subrogated for, any of the Finance Parties in respect of any security nor take any step to enforce any claim against the Borrower or any Surety (or the estate or effects of any such person) nor claim or exercise any right of set off or counterclaim against the Borrower or any Surety nor make any claim in the bankruptcy or liquidation of the Borrower or any Surety in respect of any sums paid by the Guarantor to the Finance Parties or any of them or in respect of any sum which includes the proceeds of realisation of any security at any time held by the Finance Parties or any of them in respect of all or any part of the Guarantor’s Liabilities; and

(c)           the Guarantor shall not take any steps to enforce any claim which it may have against the Borrower or any Security Party without the prior written consent of the Agent, and then only on such terms and subject to such conditions as the Agent may impose.

8.4.5        The Guarantor’s Liabilities shall be continuing for all purposes (including Interest) and every sum of money which may now or in the future be or become due or owing to the Finance Parties by the Borrower under the Security Documents to which the Borrower is a party (or which would have become due or owing had it not been for the bankruptcy, liquidation or insolvency of the Borrower) shall be deemed to continue due and owing to the Finance Parties by the Borrower until such sum is actually repaid to the Finance Parties, notwithstanding the bankruptcy, liquidation or insolvency of the Borrower.

8.4.6        The Finance Parties may, but shall not be obliged to, resort for their own benefit to any other means of payment at any time and in any order they think fit without releasing or reducing the Guarantor’s Liabilities.

8.4.7        The Finance Parties may enforce the Guarantee either before or after resorting to any other means of payment or enforcement and, in the latter case, without entitling the Guarantor to any benefit from or share in any such other means of payment for so long as the Borrower’s Obligations have not been discharged in full.

8.5           Other Security

The Guarantor confirms that it has not taken and will not take without the prior written consent of the Agent (and then only on such terms and subject to such conditions as the Agent may impose) any security from the Borrower or from any Surety in connection with the Guarantee and any security taken by the Guarantor in connection with the Guarantee notwithstanding this Clause shall be held by the Guarantor in trust for the Agent on behalf of the Finance Parties absolutely as a continuing security for the Guarantor’s Liabilities.

9              Fees

9.1           Fee Letter  The Borrower shall pay to or to the order of the Agent the fees, commissions and other sums referred to in the Fee Letter in the amounts and on the dates set out in the Fee Letter.

9.2           Commitment Commission  The Borrower shall pay to the Agent Commitment Commission in Dollars at the rate equal to forty five per cent (45%) of the applicable Margin and applicable Premium per annum on any undrawn part of the Facility after the Execution Date.  The Commitment Commission will accrue from day to day on the basis of a 360 day year and the actual number of days elapsed and shall be paid quarterly in arrears from the Execution Date until the Termination Date based upon the aggregate of the Margin and the applicable Premium in effect for the previous quarter with the first such payment being due and payable on the date falling three months after the Execution Date.  Where any Commitment Commission is due and payable prior to the first Advance Date the applicable Margin shall be the Margin that would have applied to the Facility if all or any part of the Facility had been advanced under this Agreement.

9.3           Guarantee Commission  The Borrower shall pay to the Agent a guarantee commission calculated at the rate of one point six two five per centum (1.625%) per annum (the “Guarantee Commission”) on the maximum amount of the Bank Guarantee Outstandings from time to time.  The Guarantee Commission will accrue from day to day on the basis of a 360 day year and the actual number of days elapsed and shall be paid quarterly in arrears with a first payment due on the date which is three months after the date of the issue of the first Bank Guarantee and a final pro rata payment on the last day of the Facility Period (each a “Commission Payment Date”).

9.4           Guarantee Commitment Commission  The Borrower shall pay to the Agent a guarantee commitment commission equal to forty five per cent (45%) of the Guarantee Commission payable on the daily unissued portion of the Guarantee Facility available for issuance.  Such guarantee commitment commission will accrue from day to day on the basis of a 360 day year and the actual number of days elapsed and shall be paid quarterly in arrears.  The first payment shall be due on 30 September 2003 and a final pro rata payment shall be due on the last day of the Facility Period.

9.5           Bank Guarantee Issue Fee  The Borrower shall pay to the Agent on the date of issue of each Bank Guarantee an issue fee equal to nought point three five per cent (0.35%) of the amount for which each Bank Guarantee is issued.  Nought point one per cent (0.10%) of each such issue fee shall be for the sole account of the Agent.

10           Security Documents

As security for the repayment of the Indebtedness, the Borrower shall execute and deliver to the Agent or cause to be executed and delivered to the Agent, on or before the first Advance Date or the first Issue Date (as the case may be), the following Security Documents in such forms and containing such terms and conditions as the Agent shall require:-

10.1         the Mortgages a first preferred mortgage over each Vessel;

10.2         the Assignments a deed of assignment of the Insurances, Earnings and Requisition Compensation of each Vessel;

10.3         the Shipowner’s Guarantee the guarantee and indemnity of the Shipowning Guarantor; and

10.4         the SNSA Guarantee  the joint and several guarantee and indemnity of SNSA and SNTG.

11           Agency and Trust

11.1         Appointment  Each of the Banks appoints the Agent its agent for the purpose of administering the Facility and the Security Documents and authorises the Agent and its directors, officers, employees and agents acting on the instructions from time to time of an Instructing Group, and subject to Clauses 11.4 and 11.19, to execute the Security Documents on its behalf and to exercise all rights, powers, discretions and remedies vested in the Banks under or pursuant to the Security Documents, together with all powers reasonably incidental to them.

11.2         Authority  Subject to Clause 11.4, each of the Banks irrevocably authorises the Agent, acting on the instructions from time to time of an Instructing Group:-

11.2.1          to give or withhold any consents or approvals;

11.2.2          to exercise, or refrain from exercising, any discretions; and

11.2.3          to collect, receive, release or pay any money;

under or pursuant to any of the Security Documents with the prior written consent of an Instructing Group.  The Agent shall have no duties or responsibilities as agent or as security trustee other than those expressly conferred on it by the Security Documents and shall not be obliged to act on any instructions if to do so would, in the opinion of the Agent, be contrary to any provision of the Security Documents or to any law, or would expose the Agent to any actual or potential liability to any third party.

11.3         Trust  The Agent agrees and declares, and each of the Banks acknowledges, that, subject to the terms and conditions of this Clause, the Agent holds the Trust Property on trust for the Banks, in accordance with their respective Proportionate Shares, absolutely.  Each of the Banks agrees that the obligations, rights and benefits vested in the Agent in its capacity as security trustee shall be performed and exercised in accordance with this Clause.  The Agent in its capacity as security trustee shall have the benefit of all of the provisions of this Agreement benefiting it in its capacity as agent for the Banks, and all the powers and discretions conferred on trustees by the Trustee Act 1925 (to the extent not inconsistent with this Agreement).  In addition:-

11.3.1          the Agent (and any attorney, agent or delegate of the Agent) may indemnify itself or himself out of the Trust Property against all liabilities, costs, fees, damages, charges, losses and expenses sustained or incurred by it or him in relation to the taking or holding of any of the Trust Property or in connection with the exercise or purported exercise of the rights, trusts, powers and discretions vested in the Agent or any other such person by or pursuant to the Security Documents or in respect of anything else done or omitted to be done in any way relating to the Security Documents; and

11.3.2          the Banks acknowledge that the Agent shall be under no obligation to insure any property nor to require any other person to insure any property and shall not be responsible for any loss which may be suffered by any person as a result of the lack or insufficiency of any insurance; and

11.3.3          the Agent and the Banks agree that the perpetuity period applicable to the trusts declared by this Agreement shall be the period of eighty years from the Execution Date.

11.4          Limitations on authority  Except with the prior written consent of each of the Banks, the Agent shall not be entitled to :-

11.4.1          release or vary any security given for the Borrower’s obligations under this Agreement; nor

11.4.2          except as otherwise provided in the Security Documents, agree to waive the payment of any sum of money payable by any of the Security Parties under the Security Documents; nor

11.4.3          change the meaning of the expression “Instructing Group”; nor

11.4.4          exercise, or refrain from exercising, any discretion, or give or withhold any consent, the exercise or giving of which is, by the terms of this Agreement, expressly reserved to the Banks; nor

11.4.5          extend the due date for the payment of any sum of money payable by any of the Security Parties under the Security Documents; nor

11.4.6          take or refrain from taking any step if the effect of such action or inaction may lead to the increase of the obligations of a Bank under any of the Security Documents; nor

11.4.7          agree to change the currency in which any sum is payable under the Security Documents (other than in accordance with the terms of the Security Documents); nor

11.4.8          agree to amend this Clause 11.4; nor

11.4.9          agree to amend Clauses 1.1.49, 1.1.66, 1.1.67, 9.3, 13.1 or 19.2.3.

11.5         Liability  Neither the Agent nor any of its directors, officers, employees or agents shall be liable to the Banks for anything done or omitted to be done by the Agent under or in connection with the Security Documents unless as a result of the Agent’s wilful misconduct or gross negligence.

11.6         Acknowledgement  Each of the Banks acknowledges that:-

11.6.1          it has not relied on any representation made by the Agent or any of the Agent’s directors, officers, employees or agents or by any other person acting or purporting to act on behalf of the Agent to induce it to enter into any of the Security Documents;

11.6.2          it has made and will continue to make without reliance on the Agent, and based on such documents and other evidence as it considers appropriate, its own independent investigation of the financial condition and affairs of the Security Parties in connection with the making and continuation of the Facility;

11.6.3          it has made its own appraisal of the creditworthiness of the Security Parties;

11.6.4          the Agent shall not have any duty or responsibility at any time to provide it with any credit or other information relating to any of the Security Parties unless that information is received by the Agent pursuant to the express terms of the Security Documents.

Each of the Banks agrees that it will not assert nor seek to assert against any director, officer, employee or agent of the Agent or against any other person acting or purporting to act on behalf of the Agent any claim which it might have against them in respect of any of the matters referred to in this Clause.

11.7         Limitations on responsibility  The Agent shall have no responsibility to any of the Security Parties or to the Banks on account of:-

11.7.1          the failure of a Bank or of any of the Security Parties to perform any of their respective obligations under the Security Documents;

11.7.2          the financial condition of any of the Security Parties;

11.7.3          the completeness or accuracy of any statements, representations or warranties made in or pursuant to any of the Security Documents, or in or pursuant to any document delivered pursuant to or in connection with any of the Security Documents;

11.7.4          the negotiation, execution, effectiveness, genuineness, validity, enforceability, admissibility in evidence or sufficiency of any of the Security Documents or of any document executed or delivered pursuant to or in connection with any of the Security Documents.

11.8          The Agent’s rights  The Agent may:-

11.8.1          assume that all representations or warranties made or deemed repeated by any of the Security Parties in or pursuant to any of the Security Documents are true and complete, unless, in its capacity as the Agent, it has acquired actual knowledge to the contrary; and

11.8.2          assume that no Event of Default or Potential Event of Default has occurred unless, in its capacity as the Agent, it has acquired actual knowledge to the contrary; and

11.8.3          rely on any document or Communication believed by it to be genuine; and

11.8.4          rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers selected or approved by it; and

11.8.5          rely as to any factual matters which might reasonably be expected to be within the knowledge of any of the Security Parties on a certificate signed by or on behalf of that Security Party; and

11.8.6          refrain from exercising any right, power, discretion or remedy unless and until instructed to exercise that right, power, discretion or remedy and as to the manner of its exercise by the Banks (or, where applicable, by an Instructing Group) and unless and until the Agent has received from the Banks any payment which the Agent may require on account of, or any security which the Agent may require for, any costs, claims, expenses (including legal and other professional fees) and liabilities which it considers it may incur or sustain in complying with those instructions.

11.9         The Agent’s duties  The Agent shall:-

11.9.1          if requested in writing to do so by a Bank, make enquiry and advise the Banks as to the performance or observance of any of the provisions of the Security Documents by any of the Security Parties or as to the existence of an Event of Default; and

11.9.2          inform the Banks promptly of any Event of Default of which the Agent has actual knowledge; and

11.9.3          inform the Banks promptly of any disclosures in writing received by the Agent pursuant to Clause 4.7.

11.10       No deemed knowledge  The Agent shall not be deemed to have actual knowledge of the falsehood or incompleteness of any representation or warranty made or deemed repeated by any of the Security Parties or actual knowledge of the occurrence of any Event of Default or Potential Event of Default unless a Bank or any of the Security Parties shall have given written notice thereof to the Agent.

11.11       Other business  The Agent may, without any liability to account to the Banks, generally engage in any kind of banking or trust business with any of the Security Parties or any of their respective Subsidiaries or associated companies or with a Bank as if it were not the Agent.

11.12       Indemnity  The Banks shall, promptly on the Agent’s request, reimburse the Agent in their respective Proportionate Shares, for, and keep the Agent fully indemnified in respect of:-

11.12.1        all amounts payable by the Borrower to the Agent pursuant to Clause 17.6 or Clause 19 to the extent that those amounts are not paid by the Borrower;

11.12.2        all liabilities, damages, costs and claims sustained or incurred by the Agent in connection with the Security Documents, or the performance of its duties and obligations, or the exercise of its rights, powers, discretions or remedies under or pursuant to any of the Security Documents; or in connection with any action taken or omitted by the Agent under or pursuant to any of the Security Documents, unless in any case those liabilities, damages, costs or claims arise solely from the Agent’s wilful misconduct or gross negligence.

11.13       Employment of agents  In performing its duties and exercising its rights, powers, discretions and remedies under or pursuant to the Security Documents, the Agent shall be entitled to employ and pay agents to do anything which the Agent is empowered to do under or pursuant to the Security Documents (including the receipt of money and documents and the payment of money) and to act or refrain from taking action in reliance on the opinion of, or advice or information obtained from, any lawyer, banker, broker, accountant, valuer or any other person believed by the Agent in good faith to be competent to give such opinion, advice or information.

11.14       Distribution of payments  The Agent shall pay promptly to the order of each of the Banks that Bank’s Proportionate Share of every sum of money received by the Agent pursuant to the Security Documents or the Mortgagees’ Insurances (with the exception of any amounts payable pursuant to Clause 9.1, 9.4 and/or the Fee Letter and any amounts which, by the terms of the Security Documents, are paid to the Agent for the account of the Agent alone or specifically for the account of one or more Banks) and until so paid such amount shall be held by the Agent on trust absolutely for that Bank.

11.15       Reimbursement  The Agent shall have no liability to pay any sum to a Bank until it has itself received payment of that sum.  If, however, the Agent does pay any sum to a Bank on account of any amount prospectively due to it pursuant to Clause 11.14 before it has itself received payment of that amount, and the Agent does not in fact receive payment within five Business Days after the date on which that payment was required to be made by the terms of the Security Documents or the Mortgagees’ Insurances, the recipient will, on demand by the Agent, refund to the Agent an amount equal to the amount received by it, together with an amount sufficient to reimburse the Agent for any amount which the Agent may certify that it has been required to pay by way of interest on money borrowed to fund the amount in question during the period beginning on the date on which that amount was required to be paid by the terms of the Security Documents or the Mortgagees’ Insurances and ending on the date on which the Agent receives reimbursement.

11.16       Redistribution of payments  Unless otherwise agreed between the Finance Parties, if at any time a Bank receives or recovers by way of set-off, the exercise of any lien or otherwise (other than from any assignee or transferee of or sub-participant in that Bank’s Commitment), an amount greater than that Bank’s Proportionate Share of any sum due from any of the Security Parties under the Security Documents (the amount of the excess being referred to in this Clause as the “Excess Amount”) then:-

11.16.1        that Bank shall promptly notify the Agent (which shall promptly notify each other Bank);

11.16.2        that Bank shall pay to the Agent an amount equal to the Excess Amount within ten days of its receipt or recovery of the Excess Amount; and

11.16.3        the Agent shall treat that payment as if it were a payment by the Security Party in question on account of the sum owed to the Banks as aforesaid and shall account to the Banks in respect of the Excess Amount in accordance with the provisions of this Clause.

However, if a Bank has commenced any Proceedings to recover sums owing to it under the Security Documents and, as a result of, or in connection with, those Proceedings has received an Excess Amount, the Agent shall not distribute any of that Excess Amount to any other Bank which had been notified of the Proceedings and had the legal right to, but did not, join those Proceedings or commence and diligently prosecute separate Proceedings to enforce its rights in the same or another court.

11.17       Rescission of Excess Amount  If all or any part of any Excess Amount is rescinded or must otherwise be restored to any of the Security Parties or to any other third party, the Banks which have received any part of that Excess Amount by way of distribution from the Agent pursuant to this Clause shall repay to the Agent for the account of the Bank which originally received or recovered the

Excess Amount, the amount which shall be necessary to ensure that the Banks share rateably in accordance with their Proportionate Shares in the amount of the receipt or payment retained, together with interest on that amount at a rate equivalent to that (if any) paid by the Bank receiving or recovering the Excess Amount to the person to whom that Bank is liable to make payment in respect of such amount, and Clause 11.16.3 shall apply only to the retained amount.

11.18       Proceedings  Each of the Finance Parties shall notify one another of the proposed commencement of any Proceedings under any of the Security Documents prior to their commencement.  No such Proceedings may be commenced without the prior written consent of an Instructing Group.

11.19       Instructions  Where the Agent is authorised or directed to act or refrain from acting in accordance with the instructions of the Banks or of an Instructing Group each of the Banks shall provide the Agent with instructions within five Business Days of the Agent’s request (which request may be made orally or in writing).  If a Bank does not provide the Agent with instructions within that period, (i) that Bank shall be bound by the decision of the Agent, (ii) that Bank shall have no vote for the purposes of this Clause and (iii) the combined Proportionate Shares of the other Banks who provided such instructions shall be deemed to contribute 100%.  Nothing in this Clause shall limit the right of the Agent to take, or refrain from taking, any action without obtaining the instructions of the Banks if the Agent in its discretion considers it necessary or appropriate to take, or refrain from taking, such action in order to preserve the rights of the Banks under or in connection with the Security Documents.  In that event, the Agent will notify the Banks of the action taken by it as soon as reasonably practicable, and the Banks agree to ratify any action taken by the Agent pursuant to this Clause.

11.20       Communications  Any Communication under this Clause shall be given, delivered, made or served, in the case of the Agent (in its capacity as Agent or as one of the Banks), and in the case of the other Banks, at the address indicated in Schedule 1 or such other addresses as shall be duly notified in writing to the Agent on behalf of the Banks.

11.21       Payments  All amounts payable to a Bank under this Clause shall be paid to such account at such bank as that Bank may from time to time direct in writing to the Agent.

11.22       Retirement Subject to a successor being appointed in accordance with this Clause, the Agent may retire as agent and/or security trustee at any time without assigning any reason by giving to the Borrower and the other Finance Parties notice of its intention to do so, in which event the following shall apply:-

11.22.1        with the consent of the Borrower, not to be unreasonably withheld, the other Finance Parties may within thirty days after the date of the Agent’s notice appoint a successor to act as agent and/or security trustee or, if they fail to do so with the consent of the Borrower, not to be unreasonably withheld, the Agent may appoint any other bank or financial institution as its successor;

11.22.2        the resignation of the Agent shall take effect simultaneously with the appointment of its successor on written notice of that appointment being given to the Borrower and the other Finance Parties;

11.22.3        the Agent shall thereupon be discharged from all further obligations as agent and/or security trustee but shall remain entitled to the benefit of the provisions of this Clause;

11.22.4        the Agent’s successor and each of the other parties to this Agreement shall have the same rights and obligations amongst themselves as they would have had if that successor had been a party to this Agreement.

11.23       No fiduciary relationship  Except as provided in Clauses 11.3 and 11.14, the Agent shall not have any fiduciary relationship with or be deemed to be a trustee of or for a Bank and nothing contained in any of the Security Documents shall constitute a partnership between any two or more Banks or between the Agent and any Bank.

11.24       The Agent as a Bank  The expression “the Banks” when used in the Security Documents includes the Agent in its capacity as one of the Banks.  The Agent shall be entitled to exercise its rights, powers, discretions and remedies under or pursuant to the Security Documents in its capacity as one of the Banks in the same manner as any other Bank and as if it were not also the Agent.

11.25       The Agent as security trustee  Unless the context otherwise requires, the expression “the Agent” when used in the Security Documents includes the Agent acting in its capacities both as agent and security trustee.

12           Covenants

Each of the Borrower and the Guarantor covenants with the Finance Parties in the following terms.

12.1         Negative covenants

Neither the Borrower nor the Guarantor, will:-

12.1.1          no third party rights  without the Banks’ prior written consent permit any member of the SO Group to create or permit to arise or continue any Encumbrance on or over all or any part of its assets or undertaking (including, without limitation accounts receivable by that member) except (i) any Encumbrance existing on the date of this Agreement and listed in Appendix B or (ii) any Encumbrance relating to assets which become the property of the SO Group after the date of this Agreement (including accounts receivable attributable thereto where such accounts receivables security interest is ancillary to the security interest in the associated fixed costs as part of an asset based financing) and (iii) Permitted Liens; nor

12.1.2          chartering  without the prior written consent of an Instructing Group, (a) charter either Vessel or permit either Vessel to be chartered on any bareboat charter, or otherwise for a period exceeding (or inclusive of any extension options, capable of exceeding) twelve (12) months) provided that committing a Vessel for several periods, each of less than twelve months but for an aggregated period exceeding (12) months or chartering a Vessel to a member of the SO Group for a period in excess of twelve (12) months shall not be deemed to be a breach of this Clause (together the “Permitted Charters”) or (b) following the occurrence and during the continuation of an Event of Default, let either Vessel on charter  (including a Permitted Charter unless the same was entered into prior to the occurrence of any such Event of Default) or renew or extend any charter or other contract of employment of any such Vessel (nor agree to do so); nor

12.1.3          no change in management  without the prior written consent of an Instructing Group, permit the appointment of  anyone other than the Managers as commercial or technical managers of the Vessels, nor terminate or amend any Management Agreement and/or the arrangements for the commercial or technical management of the Vessels in a manner which is, in the reasonable opinion of the Agent, detrimental to the interest of the Finance Parties or any of them, nor permit the Managers to sub-contract or delegate the commercial or technical management of any Vessel to any third party outside of the SO Group provided that any termination or amendment of any Management Agreement and/or management arrangements referred to above with a member of the SO Group shall not be deemed to be detrimental to the interests of the Finance Parties or any of them where any new manager (being within the SO Group) enters into an agreement with the Agent subordinating its rights in the Vessel to those of the Banks in terms substantially the same as contained in those agreements/arrangements entered into immediately before such amendment; nor

12.1.4          merger or amalgamation  without the prior written consent of an Instructing Group, permit any merger or amalgamation unless (i) the Guarantor, the Borrower or the Shipowning Guarantor, as the case may be, remains the surviving entity following any such merger or amalgamation and (ii) such surviving entity is not divested of any material part of the assets or operations of such member of the SO Group and (iii) in the case of the Guarantor only, such merger or amalgamation has been approved by a duly passed resolution of the Guarantor’s shareholders; nor

12.1.5          no sale of Vessels/Shipowning Guarantors without the prior written consent of the Banks sell or cause to be sold or, dispose or caused to be disposed of in whole or in part, either Vessel or the Shipowning Guarantor nor agree to do so except where (i) the Maximum Facility Amount is reduced pursuant to Clause 2.4.3 or (ii) the sale or disposal, in whole or in part, is made to a member of the SO Group who will become a Shipowning Guarantor upon the acquisition of such Vessel and who will execute and deliver to the Agent a Shipowner’s Guarantee, a Mortgage and an Assignment in respect of such Vessel in substantially the same terms as those Security Documents already executed in favour of and delivered to the Agent which shall be accompanied by such corporate documents and legal opinions as the Agent may request (and upon any sale or disposal of a Shipowning Guarantor or its Vessel such Shipowning Guarantor’s obligations under the Security Documents to which it is a party will terminate provided that no Event of Default has occurred and the provisions of Clause 12.1.5(i) or (ii), as the case may, be have been fully complied with) or (iii) any such Vessel is replaced by a similar asset acceptable to the Banks in their sole discretion of equal or greater value.

12.2         Positive covenants

12.2.1          Registration of Vessels  Each of the Borrower and the Guarantor undertakes to procure the maintenance of the registration of the Vessels under the flags and ownerships indicated in Schedule 2 for the duration of the Facility Period unless otherwise approved by an Instructing Group in writing.

12.2.2          Additional security  If and so often as the aggregate of any Valuations of the Vessels plus the value of any additional security (other than cash) for the time being provided to the Banks (or to the Agent on their behalf) pursuant to this Clause shall be less than one hundred and twenty per centum (120%) of the Original Dollar Amount (less the amount of any cash deposited as additional security pursuant to this Clause) the Borrower will, within thirty days of the request of the Agent to do so, at the Borrower’s option:-

(a)       pay to the Agent or to its nominee a cash deposit in the amount of the shortfall to be secured in favour of the Banks (or of the Agent on their behalf) as additional security for the payment of the Indebtedness; or

(b)       give to the Banks (or to the Agent on their behalf) other additional security in amount and form acceptable to the Banks in their discretion; or

(c)       prepay the amount of the Indebtedness which will ensure that the aggregate of the Valuations of the Vessels plus the value of any such additional security (other than cash) is not less than one hundred and twenty per centum (120%) of the Original Dollar Amount (less the amount of any cash deposited as additional security pursuant to this Clause).

For the purpose of determining the value of a Vessel under this Clause, where such Vessel constitutes a Total Loss its value shall be deemed to be the lesser of (i) the last Valuation in respect of that Vessel prior to it becoming a Total Loss or (ii) the amount of insurance proceeds expected to be paid in respect of any insurance claim relating to the Total Loss of such Vessel.

Clauses 6.3, 6.4 and 6.5 shall apply, mutatis mutandis, to any prepayment made pursuant to this Clause and the value of any additional security provided pursuant to this Clause shall be determined by the Agent in its discretion.  Provided that, where the Borrower has provided additional security pursuant to this Clause, the Borrower may request that the Agent obtain new Valuations on a date falling not earlier than six months after the date such additional security was provided.  Where requested by the Borrower to obtain new Valuations pursuant to this Clause the Agent shall obtain such new Valuations at the cost and expense of the Borrower.  If the aggregate of the new Valuations of the Vessels plus the value of any additional security (other than cash) (the “New Security Amount”) is greater than one hundred and twenty per cent (120%) of the Original Dollar Amount (less the amount of any cash deposited as additional security pursuant to this Clause) (the “Security Maintenance Amount”) provided that no Event of Default has occurred and is continuing, the Agent (provided that the Agent shall firstly release any cash collateral deposited with it pursuant to this Clause) shall release to the Borrower, upon the Borrower’s written request and at the Borrower’s expense, any such additional security as the Agent selects, such that after its release the New Security Amount will at least be equal to the Security Maintenance Amount, provided, however, that the value of such security to be released is not less than five hundred thousand Dollars ($500,000).  For the purposes of this Clause the Borrower shall at its expense throughout the Facility Period deliver to the Agent a Valuation in respect of each Vessel (i) at least annually after the Execution Date and (ii) at any time reasonably requested by the Agent.

12.2.3          Financial statements  The Borrower will supply to the Agent without request (together in each case, where the item is generally available in printed form, with a copy for distribution by the Agent to each of the Banks):-

(a)           its annual unaudited financial statements for each financial year of the Borrower ending during the Facility Period, containing (amongst other things) the Borrower’s profit and loss account for, and balance sheet at the end of, each such financial year, prepared in accordance with generally accepted accounting principles and practices applicable to companies incorporated in the Netherlands consistently applied, in each case within one hundred and eighty days of the end of the financial year to which they relate and such financial statements shall accurately and fairly represent the financial condition of the Borrower; and

(b)           on a consolidated basis:-

(i)        the Guarantor’s annual audited accounts prepared in accordance with US GAAP within one hundred and eighty days of the end of the financial year to which they relate and such financial statements shall accurately and fairly represent the financial condition of the SO Group; and

(ii)       the Guarantor’s unaudited quarterly financial statements (including cash flow analysis) not later than 90 days after the end of the relevant fiscal quarter; and

(c)           the SO Group’s consolidated budget on an annual basis; and

(d)           any financial information delivered by the Guarantor to its shareholders;

(e)           a cash flow projection for the following three years to be provided every twelve months during the Facility Period;

(f)            the Guarantor’s monthly unaudited internal management accounting reports comprising the consolidated statement of profit and loss and the consolidated statement of cashflow as soon as practicable but in any event not later than 35 days after the month end to which they relate; and

(g)           a monthly update, within 35 days of month end, on (i) the Guarantor’s receivables and/or collections substantially in the form of Appendix H and (ii) projects which have incurred downgrades if and when they exist.

12.2.4          Other information  The Borrower will promptly supply to the Agent copies of all financial and other information from time to time given by the Guarantor to its shareholders and such information and explanations as an Instructing Group may from time to time reasonably require in connection with the operation of the Vessels and the Borrower’s and the Guarantor’s profit and liquidity, and will procure that the Agent be given the like information and explanations relating to all other Security Parties.

12.2.5          Evidence of current COFR  Without limiting the Borrower’s obligations under Clause 12.2.4, the Borrower will from time to time on the request of the Agent provide the Agent with such evidence as the Agent may reasonably require that each Vessel operating in the waters of the United States of America has a valid and current Certificate of Financial Responsibility pursuant to the United States Oil Pollution Act 1990.

12.2.6          ISM Code compliance  In respect of “SEAWAY POLARIS” the Borrower will:-

(a)           procure that the Vessel remains for the duration of the Facility Period subject to a SMS;

(b)           maintain a valid and current SMC for the Vessel throughout the Facility Period;

(c)           if it is not itself the Company, procure that the Company maintains a valid and current DOC throughout the Facility Period;

(d)           promptly report to the Agent in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the Vessel’s SMC or of the Company’s DOC;

(e)           promptly report to the Agent in writing (i) any accident involving a Vessel which may result in that Vessel’s insurers making payment directly to the Agent in accordance with the relevant Security Documents or (ii) any “major non-conformity”, as that term is defined in the Guidelines on the Implementation of the International Safety Management Code by Administrations adopted by the Assembly of the International Maritime Organisation pursuant to Resolution A.788(19), and of the steps being taken to remedy the situation; and

(f)            not without the prior written consent of the Agent (which will not be unreasonably withheld) change the identity of the Company.

12.2.7          Guarantor’s Public Listing  Each of the Borrower and the Guarantor shall ensure that throughout the Facility Period the Guarantor shall remain a public listed company unless with the prior written approval of the Banks it is owned by significant and recognised corporate bodies with a corporate rating of at least BBB as defined by Standard & Poor’s or similar rating from a rating agency acceptable to the Banks.

12.2.8          Insurances  The Borrower shall ensure that each of the Vessels is fully insured upon the terms and conditions set forth in the Mortgages.  In addition, each of the Borrower and the Guarantor shall ensure that its property and assets are insured against such risks and in such amounts as are customary for companies engaged in similar businesses.

12.2.9          Classification  The Borrower shall ensure that each Vessel is classed and maintained with the highest applicable class necessary to properly operate such Vessel of Lloyds Register of Shipping, Det norske Veritas, the American Bureau of Shipping or such other classification society acceptable to the Agent and that such classification is not changed or impaired in any way during the Facility Period.

12.2.10        Certificate of Compliance  The Borrower and the Guarantor shall deliver to the Agent a duly executed Certificate of Compliance ninety (90) days after the end of each fiscal quarter occurring during the Facility Period certifying (inter alia) compliance with the covenants contained in Clauses 12.2.18 and 12.3.

12.2.11        Inspection of records  The Borrower and the Guarantor will each permit the inspection of its financial records and accounts from time to time during business hours by the Agent or its nominee.

12.2.12        Notification of Event of Default  Each of the Borrower and the Guarantor will immediately notify the Agent in writing of the occurrence of any Event of Default or Potential Event of Default or any event which will materially adversely affect the Borrower’s or the Guarantor’s ability to perform its obligations under this Agreement or the ability of any of the other Security Parties or any Principal Subsidiary to perform any of their obligations under any of the Security Documents to which they are a party or may become a party to.

12.2.13        Additional Filings/Notification Each of the Borrower and the Guarantor shall ensure that (i) any and all additional filings referred to in the proviso to Clause 4.5 will be made and/or effected promptly and within any applicable time limits imposed by law and (ii) the Agent is immediately notified if any of the Security Parties (a) has an established place of business in the United Kingdom or the United States of America at any time during the Facility Period or (b) changes the place of its Chief Executive office or principal place of business in the United States of America.

12.2.14        Pari Passu  Each of the Borrower and the Guarantor shall ensure that their respective obligations under this Agreement shall at all times rank at least pari passu with all of their other present and future unsecured and unsubordinated indebtedness with the exception of any obligations which are mandatorily preferred by any applicable laws to companies generally and not by contract.

12.2.15        Corporate Existence  Save as permitted by Clause 12.1.4, each of the Borrower and the Guarantor shall ensure that throughout the Facility Period each of the Security Parties shall (i) remain duly formed and validly existing under the laws of its respective jurisdiction of incorporation (ii) remain authorised to do business in the jurisdiction in which it transacts its business (iii) continue to have the power to carry on its business as it is now being conducted and to enter into and perform its obligations under the Security Documents to which it is a party and (iv) continue to comply with all statutory, regulatory and other requirements relative to its business which could reasonably be expected to have a material adverse effect on its business, assets or operations, financial or otherwise.

12.2.16        Admissibility In Evidence  Each of the Borrowers and the Guarantor shall on the request of the Agent obtain all necessary authorisations, consents, approvals, licences, exemptions, filings, registrations, recordings and notarisations required or advisable in connection with the admissibility in evidence of the Security Documents or any of them in Proceedings in England or any other jurisdiction in which Proceedings have been commenced.

12.2.17        Finance Company Status  The Borrower will ensure that throughout the Facility Period the Borrower will comply with the regulations of the Netherlands Ministry of Finance dated 1 July 2001 (Vrijstellingsregeling Wet Toezicht Kredietwezen 1992) with respect to finance companies to the extent applicable and that the application of the Facility and the Guarantee Facility will be in accordance with such regulations.  The Borrower will also ensure that throughout the Facility Period all notice requirements to the Dutch Central Bank pursuant to the Foreign Financial Relations Act (“Wet Financiele Betrekkingen Buitenland”) 1994 (as the same may be amended from time to time), are complied with.

12.2.18        Permitted Indebtedness  The Borrower and the Guarantor shall procure that throughout the Facility Period the SO Group will have no indebtedness other than Permitted Indebtedness, unless otherwise agreed by an Instructing Group.

12.2.19        Short Term Permitted Indebtedness  The Borrower and the Guarantor shall procure that throughout the Facility Period the Short Term Permitted Indebtedness shall not exceed seventy five million Dollars ($75,000,000) in aggregate or the equivalent in any other currency, unless otherwise agreed by an Instructing Group.

12.2.20        Subordinated Debt  The Borrower and the Guarantor shall ensure that throughout the Facility Period any Subordinated Debt shall be provided on the terms of the Subordinated Note, unless otherwise agreed by an Instructing Group.

12.2.21        Sale of Assets  Unless otherwise agreed by an Instructing Group, the sale of assets of the SO Group shall not at any time during each fiscal year falling within the Facility Period exceed seventy five million Dollars ($75,000,000) or the equivalent in any other currency in aggregate.  Notwithstanding the foregoing, unless otherwise agreed by an Instructing Group, the maximum cumulative aggregate amount for the sale of assets of the SO Group during the Facility Period shall not exceed one hundred and fifty million Dollars ($150,000,000) or the equivalent in any other currency.  In this Clause the sale of assets includes (i) contributing assets to joint ventures and (ii) Vessels which are subject to a Mortgage provided that where any such Vessel is sold the Maximum Facility Amount shall be reduced by the proportionate value specified in Clause 2.4.3 unless any such Vessel is replaced by a similar asset (acceptable to the Banks in their sole discretion) of equal or greater value.  For the purposes of (i) this Clause the value of any asset sold or disposed of shall be deemed to be its market value whether or not such asset was sold on “an arms length basis” and sales of assets within the SO Group shall not be counted and (ii) the second sentence of this Clause only the Facility Period shall be deemed to commence on 3 January 2003.

12.2.22       Synthetic Leases  Unless otherwise agreed by an Instructing Group, throughout the Facility Period the Borrower and the Guarantor shall ensure that the total aggregate amount outstanding under any Synthetic Lease shall not exceed fifty million Dollars ($50,000,000).

12.3         Guarantor’s Financial Covenants

12.3.1         Unless otherwise agreed by an Instructing Group, throughout the Facility Period the Guarantor shall:-

(a)           maintain a Consolidated Tangible Net Worth of not less  than $475,000,000 or the equivalent in any other currency which shall be increased on an annual basis calculated as of the end of each fiscal year by an amount equal to 50% of annual consolidated net income (to the extent positive) from 30 November 2002 (provided that this covenant shall not apply for the quarters ending on 31 May 2003 and 31 August 2003);

(b)           maintain a Consolidated Debt to Consolidated Tangible Net Worth ratio of a maximum of 1.00:1.00 as calculated at the end of each fiscal quarter;

(c)           on a rolling four fiscal quarter basis, maintain a D/EBITDA ratio of a maximum of:-

5.00:1 during the period commencing on 1 September 2002 and ending 30 November 2002;

6.00:1 during the period commencing on 1 December 2002 and ending on 28 February 2003;

4.00:1 during the period commencing on 1 September 2003 or ending on 30 November 2003; and

3.50:1 during the period commencing on 1 December 2003 and ending on the last day of the Facility Period;

(d)           ensure that any inter-company debt due from SNSA or any of its Subsidiaries (not including the SO Group) to the SO Group does not at any one time exceed fifty million Dollars ($50,000,000) in aggregate or its equivalent amount in any other currency provided that, the Guarantor shall procure that no inter-company debt whatsoever shall be advanced to SNSA or any of its subsidiaries if an Event of Default or Potential Event of Default has occurred and is continuing;

(e)           ensure that SNSA’s Liquidity Line (i) shall be fully subordinated to the Facility throughout the Facility Period upon terms and conditions acceptable to the Banks in their sole discretion upon the occurrence of an Event of Default; (ii) shall not exceed $50,000,000 in aggregate and (iii) shall not be repaid if an Event of Default or Potential Event of Default has occurred and is continuing or an Event of Default or Potential Event of Default would occur as a result of such repayment.

For the purposes of this Clause 12.3.1:-

(a)           (i) Subordinated Debt in an amount of up to one hundred and fifty million Dollars ($150,000,000) or the equivalent in any other currency and (ii) SNSA’s Liquidity Line shall not be included as Consolidated Debt in the calculation of (i) Consolidated Debt to Consolidated Tangible Net Worth and (ii) D/EBITDA, for covenant calculation purposes but shall be included for the purposes of calculating the applicable Margin and the applicable Premium; and

(b)           Subordinated Debt in an amount of fifty million Dollars ($50,000,000) only or the equivalent in any other currency shall be included as part of Consolidated Tangible Net Worth for covenant calculation purposes;

(f)            Notwithstanding Clause 12.2.19, the Guarantor shall be permitted to incur additional indebtedness (“Additional Permitted Indebtedness”) (i) in an amount of up to the difference between four hundred and forty million Dollars ($440,000,000) and the total available commitments of the lenders under the Existing Loan Agreement at such time and (ii) for acquisitions and/or capital expenditure if on a pro forma basis D/EBITDA does not exceed the ratios specified in Clause 12.3.1 (c) and no Event of Default has occurred and is continuing.

12.3.2         The Guarantor agrees that for the six month period ending 31 August 2003 its cumulative net reported losses shall not exceed seventy five million Dollars ($75,000,000).  In calculating such cumulative net losses, write downs taken on non-financial assets, gains or losses on the sale of non-financial assets and the additional costs of (i) implementing changes to the financial covenants contained in Clause 12.3 (ii) implementing changes to the financial covenants contained in clause  12.3 of the Existing Agreement and the conversion of part of the Facility into the Guarantee Facility and (iii) the entry into of the 55 Guarantee Facility Agreement (including, without limitation, the additional fees, Premium and interest cost on Subordinated Debt) will not be included

12.3.3         The Guarantor covenants that the SO Group will not incur discretionary capital expenditures in excess of four million five hundred thousand Dollars ($4,500,000) for the remainder of the fiscal year commencing 1 June 2003.  For the purposes of this Clause, discretionary capital expenditures are those contemplated by the Guarantor as being included within the $19,500,000 unused discretionary capital expenditures in the Guarantor’s forecast dated 31 March 2003.

12.3.4         Each of the Borrower and the Guarantor agrees that:-

(a)           it will not repay any sums due and owing or any other sums howsoever payable by it under or pursuant to SNSA’s Liquidity Line if an Event of Default has occurred and is continuing or an

Event of Default or Potential Event of Default would occur as a result of such repayment;

(b)           immediately upon receiving monies under or pursuant to SNSA’s Liquidity Line it will execute a Promissory Note in the form attached at Appendix G (the “Liquidity Note”) and deliver a certified copy of the same to the Agent; and

(c)           any funds received by it under or pursuant to SNSA’s Liquidity Line shall at all times throughout the Facility Period be fully subordinated to the Facility upon the terms set out in the Liquidity Note.

13           Earnings

13.1         Remittance of earnings Immediately upon the occurrence of an Event of Default, the Borrower shall procure that all Earnings are paid to such account(s) as the Agent shall from time to time specify by notice in writing to the Borrower.

14           Events Of Default

14.1         The Agent’s rights  If any of the events set out in Clause 14.2 occurs, and such event remains unremedied for fourteen (14) days after notice thereof has been given by the Agent to the Borrower (except in relation to any of the events described in Clauses 14.2.1, 14.2.2, 14.2.4, 14.2.5, 14.2.6 and 14.2.18 where such remedy period shall not apply) the Agent may at its discretion by notice to the Borrower declare the Banks and the Agent to be under no further obligation to the Borrower under or pursuant to this Agreement and may declare all or any part of the Indebtedness (including such unpaid interest as shall have accrued) to be immediately payable, whereupon the Indebtedness (or the part of the Indebtedness referred to in the Agent’s notice) shall immediately become due and payable without any further demand or notice of any kind.

14.2         Events of Default  The events referred to in Clause 14.1 are:-

14.2.1         payment default  if the Borrower defaults in the payment of any part of the Indebtedness when due; or

14.2.2         other default  if any of the Security Parties fails to observe or perform any of the covenants, conditions, undertakings, agreements or obligations on its part contained in any of the Security Documents or shall in any other way be in breach of or do or cause to be done any act repudiating or evidencing an intention to repudiate any of the Security Documents and such default (if in the reasonable opinion of the Instructing Group capable of remedy) is not remedied within fourteen (14) days after notice of the default has been given to the Borrower; or

14.2.3         misrepresentation or breach of warranty  if any representation, warranty or statement made, deemed to be made, or repeated under any of the Security Documents or in any accounts, certificate, notice instrument, written statement or opinion delivered by a Security Party under or in connection with any Security Document is incorrect in any material respect when made, deemed to be made or repeated; or

14.2.4         execution  if a distress or execution or other process of a court or authority is levied on any of the property of any of the Security Parties or any of the Principal Subsidiaries before or after final judgment or by order of any competent court or authority for an amount in excess of ten million Dollars ($10,000,000) or, its equivalent in any other currency and is not satisfied or stayed (with a view to being contested in good faith) within fourteen days of levy; or

14.2.5         insolvency events  if any of the Security Parties or any of the Principal Subsidiaries:-

(a)        resolves to appoint, or applies for, or consents to the appointment of, a receiver, administrative receiver, trustee, administrator or liquidator of itself or of all or part of its assets other than for the purposes of a merger or amalgamation pursuant to Clause 12.1.4; or

(b)        is unable or admits its inability to pay its debts as they fall due; or

(c)        makes a general assignment for the benefit of creditors; or

(d)        ceases trading or threatens to cease trading; or

(e)        has appointed an Inspector under the Companies Act 1985 or any statutory provision which the Agent in its discretion considers analogous thereto; or

14.2.6         insolvency proceedings  if any proceedings are commenced or threatened, or any order or judgment is given by any court, for the bankruptcy, liquidation, winding up, administration or re-organisation of any of the Security Parties or any of the Principal Subsidiaries or for the appointment of a receiver, administrative receiver, administrator, liquidator or trustee of any of the Security Parties or any of the Principal Subsidiaries or of all or part of the assets of any of the Security Parties or any of the Principal Subsidiaries, or if any person appoints or purports to appoint such receiver, administrative receiver, administrator, liquidator or trustee which proceeding is not discharged within thirty (30) days of its commencement; or

14.2.7         impossibility or illegality  unless covered by Clause 17.7, if any event occurs which would, or would with the passage of time, render performance of any of the Security Documents impossible, unlawful or unenforceable by the Banks or the Agent; or

14.2.8         conditions subsequent  if any of the conditions set out in Clause 3.2 is not satisfied within the time reasonably required by the Agent with respect to the conditions referred to at Clauses 3.2.1-3.2.5 inclusive and within twelve (12) months with respect to the condition referred to at Clause 3.2.6 except where such condition has not been satisfied due to an act or omission on the part of a Finance Party; or

14.2.9         revocation or modification of consents etc.  if any material consent, licence, approval or authorisation which is now or which at any time during the Facility Period becomes necessary to enable any of the Security Parties to comply with any of their obligations in or pursuant to any of the Security Documents is revoked, withdrawn or withheld, or modified in a manner which the Agent reasonably considers is, or may be, prejudicial to the interests of the Banks in a material manner, or any material consent, licence, approval or authorisation ceases to remain in full force and effect; or

14.2.10       curtailment of business  if the business of any of the Security Parties is wholly or partially curtailed by any intervention by or under authority of any government, or if all or a substantial part of the undertaking, property or assets of any of the Security Parties (other than a Vessel if it is that Security Party’s only asset) is seized, nationalised, expropriated or compulsorily acquired by or under authority of any government or any Security Party disposes or threatens to dispose of a substantial part of its business or assets; or

14.2.11       loss of Vessel  if either Vessel, or any such other vessel which may from time to time be mortgaged to the Banks (or to the Agent on their behalf) as security for the repayment of all or any part of the Indebtedness is destroyed, abandoned, confiscated, forfeited, condemned as prize or otherwise becomes a Total Loss, except that a Total Loss shall not be an Event of Default if:-

(a)        such Vessel or such other vessel (as the case may be) is insured in accordance with the Security Documents; and

(b)        no insurer has refused to meet or has disputed the claim for Total Loss and it is not apparent to the Agent in its discretion that any such refusal or dispute is likely to occur; and

(c)        payment of all insurance proceeds in respect of the Total Loss (as required by Clause 6.6.) is made in full to the Agent on behalf of the Banks in accordance with Clause 6.6; or

14.2.12       acceleration of other indebtedness  if any other indebtedness or obligation for borrowed money of any of the Security Parties or any Principal Subsidiary becomes due or capable of being declared due prior to its stated maturity by reason of default on the part of that Security Party or Principal Subsidiary (as the case may be), or is not repaid or satisfied on the due date for its repayment or any such other loan, guarantee or indebtedness becomes enforceable save, in either case, for amounts of less than five million Dollars ($5,000,000) in aggregate, or its equivalent in any other currency, and claims contested in good faith; or

14.2.13       reduction of capital  if any of the Security Parties except the Guarantor or SNSA reduces its authorised or issued or subscribed capital except reductions effected in compliance with Clause 12.1.4; or

14.2.14       challenge to registration  if the registration of either Vessel or either Mortgage becomes void or voidable or liable to cancellation or termination; or

14.2.15       war  if the country of registration of either Vessel becomes involved in war (whether or not declared) or civil war or is occupied by any other power and the Agent reasonably considers that, as a result, the security conferred by the Security Documents is materially prejudiced; or

14.2.16       notice of termination  if the Guarantor, the Shipowning Guarantor, SNSA or SNTG gives notice to the Agent to determine its obligations under the Guarantee, the Shipowner’s Guarantee or the SNSA Guarantee, as appropriate; or

14.2.17       claim against the Guarantor’s, SNSA’s or SNTG’s assets except for Permitted Liens, if a maritime or other lien, arrest distress or similar charge is levied upon or against either Vessel or any substantial part of the assets of the Guarantor or SNSA or SNTG (on a consolidated basis) and such is not discharged within fourteen (14) Business Days after any Security Party or Principal Subsidiary (as the case may be) has become aware of the same; or

14.2.18       Guarantor’s, SNSA’s or SNTG’s business  if all or a substantial part of the Guarantor’s or SNSA’s or SNTG’s business is destroyed, abandoned, seized, appropriated or forfeited for any reason; or

14.2.19       ownership  if (i) the Borrower ceases to be 100% directly owned by Stolt Offshore A/S or 100% indirectly owned by the Guarantor and (ii) the Shipowning Guarantor ceases to be 100% directly or indirectly owned by the Guarantor; or

14.2.20       final judgments  if any of the Security Parties fails to comply with any non appealable court order or fails to pay a final unappealable judgment against it, in either case, in excess of ten million Dollars ($10,000,000) which remains unsettled for fourteen (14) days; or

14.2.21       third party charters  if either Vessel which is on charter to a member of the SO Group is chartered for a period of twelve (12) months or more to a person who is not a member of the SO Group.

15           Set-Off and Lien

15.1         Set-off  Each of the Borrower and the Guarantor irrevocably authorises the Finance Parties at any time after all or any part of the Indebtedness shall have become due and payable to set off without notice any liability of the Borrower or the Guarantor (as the case may be) to any of the Finance Parties (whether present or future, actual or contingent, and irrespective of the branch or office, currency or place of payment) against any credit balance from time to time standing on any account of the Borrower or the Guarantor (as the case may be) (whether current or otherwise and whether or not subject to notice) with any branch of any of the Finance Parties in or towards satisfaction of the Indebtedness and, in the name of that Finance Party, the Borrower or the Guarantor (as the case may be), to do all acts (including, without limitation, converting or exchanging any currency) and execute all documents which may be required to effect such application.

15.2         Lien  If an Event of Default has occurred and is continuing, each Finance Party shall have a lien on and be entitled to retain and realise as additional security for the repayment of the Indebtedness any cheques, drafts, bills, notes or negotiable or non-negotiable instruments and any stocks, shares or marketable or other securities and property of any kind of the Borrower or the Guarantor (or of that Finance Party as agent or nominee of the Borrower or the Guarantor) from time to time held by that Finance Party, whether for safe custody or otherwise.

15.3         Restrictions on withdrawal  Despite any term to the contrary in relation to any deposit or credit balance at any time on any account of the Borrower or the Guarantor (as the case may be) with any of the Finance Parties, no such deposit or balance shall be repayable or capable of being assigned, mortgaged, charged or otherwise disposed of or dealt with by the Borrower or the Guarantor (as the case may be) after an Event of Default has occurred and while such Event of Default is continuing, but any Finance Party may from time to time permit the withdrawal of all or any part of any such deposit or balance without affecting the continued application of this Clause.

15.4         Application  Whilst an Event of Default is continuing, each of the Borrower and the Guarantor irrevocably authorises the Agent to apply all sums which the Agent may receive:-

15.4.1         pursuant to a sale or other disposition of a Vessel or any right, title or interest in a Vessel; or

15.4.2         by way of payment to the Agent of any sum in respect of the Insurances, Earnings or Requisition Compensation of a Vessel; or

15.4.3         otherwise arising under or in connection with any of the Security Documents in or towards satisfaction, or by way of retention on account, of the Indebtedness, in such manner as the Agent may in its discretion determine.

16           Assignment and Sub-Participation

16.1         Right to assign  Each of the Banks may assign or transfer all or any of its rights under or pursuant to the Security Documents to any other branch of that Bank or to any other bank or financial institution, and may grant sub-participations in all or any part of its Commitment and Guarantee Commitment provided that (a) the Borrower and the Agent consent to such assignment or transfer (such consent not to be unreasonably withheld or delayed); (b) such assignment or transfer does not result in the Borrower being subject to any additional Tax or other financial or legal obligations other than those contemplated by the terms of this Agreement at the time of such assignment or transfer; and (c) any assignment or transfer of, or grant of sub-participation in, all or any part of any Bank’s Commitment shall be accompanied by an assignment or transfer of, or grant of sub-participation in, an equal proportion of that Bank’s Guarantee Commitment (or vice versa) in each case to the same assignee, transferee or sub-participant.

16.2         Borrower’s co-operation  Each of the Borrower and the Guarantor will co-operate fully with the Banks in connection with any assignment, transfer or sub-participation pursuant to Clause 16.1; will execute and procure the execution of such documents as the Banks may require in connection therewith; and irrevocably authorises each of the Finance Parties to disclose to any proposed assignee, transferee or sub-participant (whether before or after any assignment, transfer or sub-participation and whether or not any assignment, transfer or sub-participation shall take place) all information relating to the Security Parties, the Facility or the Security Documents which each such Finance Party may in its discretion consider necessary or desirable (subject to any duties of confidentiality applicable to the Banks generally).

16.3         Rights of assignee  Any assignee, transferee or sub-participant of a Bank shall (unless limited by the express terms of the assignment, transfer or sub-participation) take the full benefit of every provision of the Security Documents benefiting that Bank.

16.4         Transfer Certificates  If any Bank wishes to transfer all or any of its Commitment and Guarantee Commitment as contemplated in Clause 16.1 then such transfer may be effected by the delivery to the Agent of a duly completed and duly executed Transfer Certificate in which event, on the later of the Transfer Date specified in such Transfer Certificate and the fifth Business Day after the date of delivery of such Transfer Certificate to the Agent:

16.4.1         to the extent that in such Transfer Certificate the Bank which is a party thereto seeks to transfer its Commitment and Guarantee Commitment in whole, the Borrower and such Bank shall be released from further obligations towards each other under this Agreement and their respective rights against each other shall be cancelled other than existing claims against such Bank for breach of this Agreement (such rights, benefits and obligations being referred to in this Clause 16.4 as “discharged rights and obligations”);

16.4.2         the Borrower and the Transferee which is a party thereto shall assume obligations towards one another and/or acquire rights against one another which differ from such discharged rights and obligations only insofar as the Borrower and such Transferee have assumed and/or acquired the same in place of the Borrower and such Bank; and

16.4.3         the Agent, the Transferee and the other Banks shall acquire the same rights and benefits and assume the same obligations between themselves as they would have acquired and assumed had such Transferee been an original party to this Agreement as a Bank with the rights, benefits and/or obligations acquired or assumed by it as a result of such transfer.

16.5         Power of Attorney  In order to give effect to each Transfer Certificate the Finance Parties and the Borrower each hereby irrevocably and unconditionally appoint the Agent as its true and lawful attorney with full power to execute on their respective behalves each Transfer Certificate delivered to the Agent pursuant to Clause 16.4 without the Agent being under any obligation to take any further instructions from or give any prior notice to, any of the Finance Parties or, subject to the Borrower’s rights under Clause 16.1, the Borrower before doing so and the Agent shall so execute each such Transfer Certificate on behalf of the other Finance Parties and the Borrower immediately on its receipt of the same pursuant to Clause 16.4.

16.6         Notification  The Agent shall promptly notify the other Finance Parties, the Transferee and the Borrower on the execution by it of any Transfer Certificate together with details of the amount transferred, the Transfer Date and the parties to such transfer.

17           Payments, Mandatory Prepayment, Reserve Requirements and Illegality

17.1         Payments  All amounts payable by the Borrower and the Guarantor under or pursuant to any of the Security Documents shall be paid to such accounts at such banks as the Agent may from time to time direct to the Borrower or the Guarantor (as the case may be), and (unless payable in any other Currency of Account) shall be paid in Dollars in same day funds (or such funds as are required by the authorities in the United States of America for settlement of international payments for immediate value).  Payments shall be deemed to have been received by the Agent on the date on which the Agent receives authenticated advice of receipt, unless that advice is received by the Agent on a day other than a Business Day or at a time of day (whether on a Business Day or not) when the Agent in its reasonable discretion considers that it is impossible or impracticable for the Agent to utilise the amount received for value that same day, in which event the payment in question shall be deemed to have been received by the Agent on the Business Day next following the date of receipt of advice by the Agent.

17.2         No deductions or withholdings  All payments (whether of principal or interest or otherwise) to be made by the Borrower and/or the Guarantor pursuant to the Security Documents shall, subject only to Clause 17.3, be made free and clear of and without deduction for or on account of any Taxes or other deductions, withholdings, restrictions, conditions or counterclaims of any nature, and neither the Borrower nor the Guarantor will claim any equity in respect of any payment due from it to the Banks or to the Agent under or in relation to any of the Security Documents.

17.3         Grossing-up  If at any time any law requires (or is interpreted to require) the Borrower or the Guarantor to make any deduction or withholding from any payment, or to change the rate or manner in which any required deduction or withholding is made, the Borrower or the Guarantor (as the case may be) will promptly notify the Agent and, simultaneously with making that payment, will pay to the Agent whatever additional amount (after taking into account any additional Taxes on, or deductions or withholdings from, or restrictions or conditions on, that additional amount) is necessary to ensure that, after making the deduction or withholding, the Agent and the Banks receive a net sum equal to the sum which they would have received had no deduction or withholding been made.

17.4         Evidence of deductions  If at any time either the Borrower or the Guarantor is required by law to make any deduction or withholding from any payment to be made by it pursuant to any of the Security Documents, the Borrower or the Guarantor (as the case may be) will pay the amount required to be deducted or withheld to the relevant authority within the time allowed under the applicable law and will, no later than thirty days after making that payment, deliver to the Agent an original receipt issued by the relevant authority, or other evidence reasonably acceptable to the Banks, evidencing the payment to that authority of all amounts required to be deducted or withheld. If the Borrower makes any deduction or withholding from any payment under or pursuant to any of the Security Documents, and a Bank subsequently receives a refund or allowance from any tax authority which that Bank identifies as being referable to that deduction or withholding, that Bank shall, as soon as reasonably practicable, but without substantially interfering with the businesses operations of that Bank, pay to the Borrower an amount equal to the amount of the refund or allowance received, if and to the extent that it may do so without prejudicing its right to retain that refund or allowance and without putting itself in any worse financial position than that in which it would have been had the deduction or withholding not been required to have been made.  Nothing in this Clause shall be interpreted as imposing any obligation on any Bank unless requested by the Borrower to apply for any refund or allowance nor as restricting in any way the manner in which any Bank organises its tax affairs, nor as imposing on any Bank any obligation to disclose to the Borrower any information regarding its tax affairs or tax computations.  All costs and expenses incurred by any Bank in obtaining or seeking to obtain a refund or allowance from any tax authority pursuant to this Clause shall be for the Borrower’s account.

17.5         Adjustment of due dates  If any payment to be made under any of the Security Documents, other than a payment of interest on the Facility, shall be due on a day which is not a Business Day, that payment shall be made on the next succeeding Business Day (unless the next succeeding Business Day falls in the next calendar month in which event the payment shall be made on the next preceding Business Day).  Any such variation of time shall be taken into account in computing any interest in respect of that payment.

17.6         Change in law  If, by reason of the introduction of any law, or any change in any law, or the interpretation or administration of any law, or in compliance with any request or requirement from any central bank or any fiscal, monetary or other authority:-

17.6.1         any Finance Party (or the holding company of any Finance Party) shall be subject to any Tax with respect to payments of all or any part of the Indebtedness or the Bank’s Obligations; or

17.6.2         the basis of Taxation of payments to any Finance Party in respect of all or any part of the Indebtedness shall be changed; or

17.6.3         any reserve requirements shall be imposed, modified or deemed applicable against assets held by or deposits in or for the account of or loans by any branch of any Finance Party or its direct or indirect holding company; or

17.6.4         any ratio (whether cash, capital adequacy, liquidity or otherwise) which any Finance Party or its direct or indirect holding company is required or requested to maintain shall be affected; or

17.6.5         there is imposed on any Finance Party (or on the direct or indirect holding company of any Finance Party) any other condition in relation to the Indebtedness or the Security Documents;

and the result of any of the above shall be to increase the cost to (i) any Bank (or to the direct or indirect holding company of any Bank) of that Bank making or maintaining its Commitment or its Drawing or (ii) the Agent in undertaking or maintaining the Bank’s Obligations, or to cause any Finance Party to suffer (in its reasonable opinion) a material reduction in the rate of return on its overall capital below the level which it reasonably anticipated at the date of this Agreement and which it would have been able to achieve but for its entering into this Agreement and/or performing its obligations under this Agreement, the Finance Party affected shall notify the Agent and, on demand to the Borrower by the Agent, the Borrower shall from time to time pay to the Agent for the account of (i) the Finance Party affected or (ii) the Agent (as the case may be) the amount which shall compensate that Finance Party or the Agent (or the relevant holding company) for such additional cost or reduced return.  A certificate signed by an authorised signatory of the Agent or of the Finance Party affected setting out the amount of that payment and the basis of its calculation shall be submitted to the Borrower and shall be conclusive evidence of such amount save for manifest error or on any question of law.

17.7         Illegality and impracticality  Notwithstanding anything contained in the Security Documents, the obligations of (i) a Bank to advance or maintain the Facility or (ii) the Agent to issue any Bank Guarantee shall terminate in the event that a change in any law or in the interpretation of any law by any authority charged with its administration shall make it unlawful for that Bank to advance or maintain its Commitment or Guarantee Commitment (as the case may be).  In such event the Bank affected shall notify the Agent and the Agent shall, by written notice to the Borrower, declare the Banks’ and/or the Agent’s obligations

(as the case may be) to be immediately terminated.  If all or any part of the Facility shall have been advanced by the Banks to the Borrower, the Indebtedness (including all accrued interest) shall be prepaid within thirty days from the date of such notice.  Clause 6.3 shall apply to that prepayment if it is made on a day other than the last day of an Interest Period.  During that period, the affected Bank shall negotiate in good faith with the Borrower to find an alternative method or lending base in order to maintain the Facility.

17.8         Changes in market circumstances  If at any time a Bank determines (which determination shall be final and conclusive and binding on the Borrower) that, by reason of changes affecting the London Interbank market, adequate and fair means do not exist for ascertaining the rate of interest on the Facility or any part thereof pursuant to this Agreement:-

17.8.1         that Bank shall give notice to the Agent and the Agent shall give notice to the Borrower of the occurrence of such event; and

17.8.2         the Agent shall as soon as reasonably practicable certify to the Borrower in writing the effective cost to that Bank of maintaining its Commitment for such further period as shall be selected by that Bank and the rate of interest payable by the Borrower for that period; or, if that is not acceptable to the Borrower,

17.8.3         the Agent in accordance with instructions from that Bank and subject to that Bank’s approval of any agreement between the Agent and the Borrower, will negotiate with the Borrower in good faith with a view to modifying this Agreement to provide a substitute basis for that Bank’s Commitment which is financially a substantial equivalent to the basis provided for in this Agreement.

If, within thirty days of the giving of the notice referred to in Clause 17.8.1, the Borrower and the Agent fail to agree in writing on a substitute basis for such Bank’s Commitment the Borrower will immediately prepay in the relevant Permitted Currency or Currencies the amount of such Bank’s Commitment and the Maximum Facility Amount will automatically decrease by the amount of such Commitment and such decrease shall not be reversed.  Clause 6.3 shall apply to that prepayment if it is made on a day other than the last day of an Interest Period.

17.9         Non-availability of currency  Subject to the procedure set forth in Clause 5.3, if a Bank is for any reason unable to obtain Dollars or any other Permitted Currency in the London Interbank market and is, as a result, or as a result of any other contingency affecting the London Interbank market, unable to advance or maintain its Commitment in Dollars or in any other Permitted Currency, that Bank shall give notice to the Agent and the Agent shall give notice to the Borrower and that Bank’s obligations to make the Facility available shall immediately cease.  In that event, if all or any part of the Facility shall have been advanced by that Bank to the Borrower, the Agent in accordance with instructions from that Bank and subject to that Bank’s approval of any agreement between the Agent and the Borrower, will negotiate with the Borrower in good faith with a view to establishing a mutually acceptable basis for funding the Facility or relevant part thereof from an alternative source and/or in an alternative Permitted Currency.  If the Agent and the Borrower have failed to agree in writing on a basis for funding the Facility or relevant part thereof from an alternative source and/or in an alternative Permitted Currency by 11.00 a.m. on the second Business Day prior to the end of the then current relevant Interest Period, the Borrower will (without prejudice to its other obligations under or pursuant to this Agreement, including, without limitation, its obligation to pay interest on the Facility, arising on the expiry of the then relevant Interest Period) prepay the Indebtedness to the Agent on behalf of that Bank on the expiry of the then current relevant Interest Period.

18           Communications

18.1         Method  Except for Communications pursuant to Clause 11, which shall be made or given in accordance with Clause 11.20, any Communication may be given, delivered, made or served (as the case may be) under or in relation to this Agreement by letter or fax and shall be in the English language and sent addressed:-

18.1.1         in the case of any of the Finance Parties to the Agent at its address at the head of this Agreement (fax no: + 1 (212) 421 4420) marked for the attention of: Shipping Offshore & Oil Services; and

18.1.2         in the case of the Borrower and/or the Guarantor to the Communications Address with a copy to McLaughlin & Stern, LLP, 260 Madison

Avenue, New York, NY 10016, (fax no: + 1 (212) 448-6260) Attention:  John E. Greenwood, provided that the failure to deliver such copy shall not affect the rights of any party under this Agreement;

or to such other address or fax number as the Finance Parties, the Borrower or the Guarantor may designate for themselves by written notice to the others.

18.2         Timing  A Communication shall be deemed to have been duly given, delivered, made or served to or on, and received by a party to this Agreement:-

18.2.1         in the case of a fax when the sender receives one or more transmission reports showing the whole of the Communication to have been transmitted to the correct fax number;

18.2.2         if delivered to an officer of the relevant party or (in the case of the Borrower and/or the Guarantor) left at the Communications Address at the time of delivery or leaving; or

18.2.3         if posted, at 9.00 a.m. on the third Business Day after posting by prepaid first class post.

Any Communication by fax shall be promptly confirmed in writing by post or hand delivery.

19           General Indemnities

19.1         Currency  In the event of any Finance Party receiving or recovering any amount payable under any of the Security Documents in a currency other than the Currency of Account, and if the amount received or recovered is insufficient when converted into the Currency of Account at the date of receipt to satisfy in full the amount due, the Borrower and/or the Guarantor (as the case may be) shall, on the Agent’s written demand, pay to the Agent such further amount in the Currency of Account as is sufficient to satisfy in full the amount due and that further amount shall be due to the Agent on behalf of the Finance Parties as a separate debt under this Agreement.

19.2         Costs and expenses  Each of the Borrower and the Guarantor will, within fourteen days of the Agent’s written demand, reimburse the Agent (on behalf of each of the Finance Parties) for all reasonable out of pocket expenses including internal and external legal costs (including Value Added Tax or any similar or replacement tax if applicable) of and incidental to:-

19.2.1         the negotiation, syndication, preparation, execution and registration of the Security Documents (whether or not any of the Security Documents are actually executed or registered and whether or not all or any part of the Facility is advanced or any Bank Guarantee is issued);

19.2.2         any amendments, addenda or supplements to any of the Security Documents (whether or not completed);

19.2.3         any other documents which may at any time be required by any Finance Party to give effect to any of the Security Documents or which any Finance Party is entitled to call for or obtain pursuant to any of the Security Documents (including, without limitation, all premiums and other sums from time to time payable by the Agent in relation to the Mortgagees’ Insurances); and

19.2.4         the exercise of the rights, powers, discretions and remedies of the Finance Parties under or pursuant to the Security Documents.

19.3         Events of Default  Each of the Borrower and the Guarantor  shall indemnify the Finance Parties from time to time on demand against all losses and costs incurred or sustained by any Finance Party as a consequence of any Event of Default, including (without limitation) any Break Costs.

19.4         Funding costs  Each of the Borrower and the Guarantor shall indemnify the Finance Parties from time to time on demand against all losses and costs incurred or sustained by any Finance Party if, for any reason due to a default or other action by the Borrower, any Drawing is not advanced to the Borrower after the relevant Drawdown Notice has been given to the Agent, or is advanced on a date other than that requested in the Drawdown Notice, including (without limitation) any Break Costs.

19.5         Protection and enforcement  Each of the Borrower and the Guarantor shall indemnify the Finance Parties from time to time on demand against all losses, costs and liabilities which any Finance Party may from time to time sustain, incur or become liable for in or about the protection, maintenance or enforcement of the rights conferred on the Finance Parties by the Security Documents or in or about the exercise or purported exercise by the Finance Parties of any of the rights, powers, discretions or remedies vested in them under or arising out of the Security Documents, including (without limitation) any losses, costs and liabilities which any Finance Party may from time to time sustain, incur or become liable for by reason of any Finance Party being mortgagees of any Vessel and/or a lender to the Borrower, or by reason of any Finance Party being deemed by any court or authority to be an operator or controller, or in any way concerned in the operation or control, of any Vessel.  No such indemnity will be given to a Finance Party where any such loss, cost or liability has occurred due to gross negligence or wilful misconduct on the part of that Finance Party however this shall not affect the right of any other Finance Party to receive any such indemnity.

19.6         Liabilities of Finance Parties  Each of the Borrower and the Guarantor will from time to time reimburse the Finance Parties on demand for all sums which any Finance Party may pay on account of any of the Security Parties or in connection with any Vessel (whether alone or jointly or jointly and severally with any other person) including (without limitation) all sums which any Finance Party may pay or guarantees which any Finance Party may give in respect of the Insurances, any expenses incurred by any Finance Party in connection with the maintenance or repair of any Vessel or in discharging any lien, bond or other claim relating in any way to any Vessel, and any sums which any Finance Party may pay or guarantees which they may give to procure the release of any Vessel from arrest or detention.

19.7         Taxes  Each of the Borrower and the Guarantor shall pay all Taxes to which all or any part of the Indebtedness or any of the Security Documents may be at any time subject and shall indemnify the Finance Parties on demand against all liabilities, costs, claims and expenses resulting from any omission to pay or delay in paying any such Taxes.  The indemnity contained in this Clause shall survive the repayment of the Indebtedness.

20           Miscellaneous

20.1         Waivers  No failure or delay on the part of the any Finance Party in exercising any right, power, discretion or remedy under or pursuant to any of the Security Documents, nor any actual or alleged course of dealing between any Finance Party and any of the Security Parties, shall operate as a waiver of, or acquiescence in, any default on the part of any Security Party, unless expressly agreed to do so in writing by the Agent, nor shall any single or partial exercise by any Finance Party of any right, power, discretion or remedy preclude any other or further exercise of that right, power, discretion or remedy, or the exercise by a Finance Party of any other right, power, discretion or remedy.

20.2         No oral variations  No variation or amendment of any of the Security Documents shall be valid unless in writing and signed on behalf of the Finance Parties and the relevant Security Party.

20.3         Severability  If at any time any provision of any of the Security Documents is invalid, illegal or unenforceable in any respect that provision shall be severed from the remainder and the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

20.4         Successors etc.  The Security Documents shall be binding on the Security Parties and on their successors and permitted transferees and assignees, and shall inure to the benefit of the Finance Parties and their respective successors, transferees and assignees. Neither the Borrower nor the Guarantor may assign or transfer any of its rights or duties under or pursuant to any of the Security Documents without the prior written consent of the Banks.

20.5         Further assurance  If any provision of the Security Documents shall be invalid or unenforceable in whole or in part by reason of any present or future law or any decision of any court, or if the documents at any time held by the Finance Parties on their behalf are considered by the Banks for any reason insufficient to carry out the terms of this Agreement, then from time to time the Borrower and/or the Guarantor (as the case may be) will promptly, on demand by the Agent, execute or procure the execution of such further documents as in the reasonable opinion of the Banks are necessary to provide adequate security for the repayment of the Indebtedness.

20.6         Other arrangements  The Finance Parties may, without prejudice to their rights under or pursuant to the Security Documents, at any time and from time to time, on such terms and conditions as they may in their discretion determine, and without notice to either the Borrower or the Guarantor, grant time or other indulgence to, or compound with, any other person liable (actually or contingently) to the Finance Parties or any of them in respect of all or any part of the Indebtedness, and may release or renew negotiable instruments and take and release securities and hold funds on realisation or suspense account without affecting the liabilities of the Borrower and/or the Guarantor (as the case may be) or the rights of the Finance Parties under or pursuant to the Security Documents.

20.7         Advisers  The Borrower and the Guarantor irrevocably authorise the Agent, at any time and from time to time during the Facility Period, to consult insurance advisers on any matters relating to the Insurances, including, without limitation, the collection of insurance claims, and from time to time to consult or retain advisers or consultants to monitor or advise on any other claims relating to the Vessels.  The Borrower and the Guarantor will provide such advisers and consultants with all information and documents which they may from time to time reasonably require and will reimburse the Agent on demand for all reasonable costs and expenses incurred by the Agent in connection with the consultation or retention of such advisers or consultants.

20.8         Delegation The Finance Parties may at any time and from time to time delegate to any person any of their rights, powers, discretions and remedies pursuant to the Security Documents, other than rights relating to actions to be taken by an Instructing Group or the Banks as a group on such terms as they may consider appropriate (including the power to sub-delegate).

20.9         Rights etc. cumulative  Every right, power, discretion and remedy conferred on the Finance Parties under or pursuant to the Security Documents shall be cumulative and in addition to every other right, power, discretion or remedy to which they may at any time be entitled by law or in equity.  The Finance Parties may exercise each of their rights, powers, discretions and remedies as often and in such order as they deem appropriate subject to obtaining the prior written consent of an Instructing Group.  The exercise or the beginning of the exercise of any right, power, discretion or remedy shall not be interpreted as a waiver of the right to exercise any other right, power, discretion or remedy either simultaneously or subsequently.

20.10       No enquiry  The Finance Parties shall not be concerned to enquire into the powers of the Security Parties or of any person purporting to act on behalf of any of the Security Parties, even if any of the Security Parties or any such person shall have acted in excess of their powers or if their actions shall have been irregular, defective or informal, whether or not any Finance Parties had notice thereof.

20.11       Continuing security  The security constituted by the Security Documents shall be continuing and shall not be satisfied by any intermediate payment or satisfaction until the Indebtedness shall have been repaid in full and none of the Finance Parties shall be under any further actual or contingent liability to any third party in relation to the Vessels, the Insurances, Earnings or Requisition Compensation or any other matter referred to in the Security Documents.

20.12       Security cumulative  The security constituted by the Security Documents shall be in addition to any other security now or in the future held by the Finance Parties or any of them for or in respect of all or any part of the Indebtedness, and shall not merge with or prejudice or be prejudiced by any such security or any other contractual or legal rights of any of the Finance Parties, nor affected by any irregularity, defect or informality, or by any release, exchange or variation of any such security.  Section 93 of the Law of Property Act 1925 and all provisions which the Agent considers analogous thereto under the law of any other relevant jurisdiction shall not apply to the security constituted by the Security Documents.

20.13       Re-instatement  If any Finance Party takes any steps to exercise any of its rights, powers, remedies or discretions pursuant to the Security Documents and the result shall be adverse to the Finance Parties, the Borrower, the Guarantor and the Finance Parties shall be restored to their former positions as if no such steps had been taken.

20.14       No liability  None of the Finance Parties, nor any agent or employee of any Finance Party, nor any receiver and/or manager appointed by the Agent, shall be liable for any losses or any special, indirect, consequential or punitive damages which may be incurred under or in connection with the Security Documents or the transactions contemplated thereunder, nor liable as mortgagee in possession for any loss on realisation or for any neglect or default of any nature for which a mortgagee in possession might otherwise be liable unless such Finance Party’s action constitutes gross negligence or wilful misconduct.  Each of the Borrower and the Guarantor waives, releases and agrees (for itself and on behalf of its Subsidiaries) not to sue on any such claim for any such losses or damages whether or not accrued and whether or not known or expected to exist in its favour, except in the event that such party alleges gross negligence or wilful misconduct

20.15       Rescission of payments etc.  Any discharge, release or reassignment by any of the Finance Parties of any of the security constituted by, or any of the obligations of any Security Party contained in, any of the Security Documents shall be (and be deemed always to have been) void if any act (including, without limitation, any payment) as a result of which such discharge, release or reassignment was given or made is subsequently wholly or partially rescinded or avoided by operation of any law, unless such Finance Party’s action constitutes gross negligence or wilful misconduct.

20.16       Subsequent Encumbrances  If the Agent receives notice of any subsequent Encumbrance (other than any Encumbrance permitted by the terms of this Agreement) affecting either Vessel, or all or any part of the Insurances, Earnings or Requisition Compensation, the Agent may open a new account in its books for the Borrower.  If the Agent does not open a new account, then (unless the Encumbrance is permitted by the terms of this Agreement or the Agent gives written notice to the contrary to the Borrower) as from the time of receipt by the Agent of notice of such subsequent Encumbrance, all payments made to the Agent shall be treated as having been credited to a new account of the Borrower and not as having been applied in reduction of the Indebtedness.

20.17       Releases  If any Finance Party shall at any time in its discretion release any party from all or any part of any of the Security Documents or from any term, covenant, clause, condition or obligation contained in any of the Security Documents, the liability of any other party to the Security Documents shall not be varied or diminished.

20.18       Certificates  Any certificate or statement signed by an authorised signatory of the Agent purporting to show the amount of the Indebtedness (or any part of the Indebtedness) or any other amount referred to in any of the Security Documents shall, save for manifest error or on any question of law, be conclusive evidence as against the Borrower or the Guarantor (as the case may be) of that amount.

20.19       The Bank’s Obligations  Neither the Agent nor any agent or employee of the Agent shall be liable to the Borrower for any loss or damage arising from any action taken or omitted in relation to the Bank’s Obligations, unless caused by its or their gross negligence or wilful misconduct.  In particular, but without limitation, neither the Agent nor any agent or employee of the Agent shall be liable for any loss or damage arising from any delay, loss, error, omission, variation or mutilation in the transmission, translation, coding or decoding of all or any part of the Bank’s Obligations or any communication in connection with the Bank’s Obligations.

20.20       Survival of representations and warranties  The representations and warranties on the part of each of the Borrower and the Guarantor contained in this Agreement shall survive the execution of this Agreement and the advance of the facility or any part thereof.

20.21       Counterparts  This Agreement may be executed in any number of counterparts each of which shall be original but which shall together constitute the same

20.22       Third Party Rights Notwithstanding the provisions of the Contracts (Rights of Third Parties) Act 1999, no term of this Agreement is enforceable by a person who is not a party to it.

21           Law and Jurisdiction

21.1         Governing law  This Agreement shall in all respects be governed by and interpreted in accordance with English law.

21.2         Jurisdiction  For the exclusive benefit of the Finance Parties, the parties to this Agreement irrevocably agree that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that any Proceedings may be brought in those courts. Each of the Borrower and the Guarantor irrevocably waives any objection which it may now or in the future have to the laying of the venue of any Proceedings in any court referred to in this Clause, and any claim that those Proceedings have been brought in an inconvenient or inappropriate forum.

21.3         Alternative jurisdictions  Nothing contained in this Clause shall limit the right of the Finance Parties to commence any Proceedings against either the Borrower or the Guarantor in any other court of competent jurisdiction nor shall the commencement of any Proceedings against either the Borrower or the Guarantor in one or more jurisdictions preclude the commencement of any Proceedings in any other jurisdiction, whether concurrently or not.

21.4         Service of process  Without prejudice to the right of the Finance Parties to use any other method of service permitted by law, each of the Borrower and the Guarantor irrevocably agrees that any writ, notice, judgment or other legal process shall be sufficiently served on it if addressed to it and left at or sent by post to the Address for Service, and in that event shall be conclusively deemed to have been served at the time of leaving or, if posted, at 9.00 a.m. on the third Business Day after posting by prepaid first class registered post.

IN WITNESS  of which the parties to this Agreement have executed this Agreement the day and year first before written.

SIGNED by	)
duly authorised for and on behalf	)
of CITIBANK N.A.	)	Signature:
(as a Bank))		(Charles Delamaler – Authorised signatory)
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of DEN NORSKE BANK ASA	)	Signature:
(as a Bank))		(Sheila Obhrai – Attorney in fact)
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of HSBC BANK PLC	)	Signature:
(as a Bank))		(H C Lutener – Authorised Signatory)
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of ING CAPITAL LLC	)	Signature:
(as a Bank))		(Sheila Obhrai – Attorney in fact)
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of NORDEA (acting through NORDEA	)	Signature:
BANK NORGE ASA, Grand Cayman Branch	)	(Sheila Obhrai – Attorney in fact)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of NORDEA (acting through NORDEA	)	Signature:
BANK NORGE ASA, Grand Cayman Branch	)	(Sheila Obhrai – Attorney in fact)
(as the Agent and Security Trustee))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of STOLT COMEX	)	Signature:
SEAWAY FINANCE B.V.	)	(Jolanne Le-Faye – Attorney in fact)
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)	Signature:
of STOLT OFFSHORE S.A.	)	(Jolanne Le-Faye – Attorney in fact)
in the presence of:-)